Exhibit 99.2

2014 Highlights – Sustainability Progress Report 2014

2014 HIGHLIGHTS

SUSTAINABLE SEAFOOD

We deepened our commitment to sourcing sustainable seafood: In 2014, Alfa Beta in Greece and Super Indo in Indonesia finalized policies to track and source sustainable seafood in the future; Delhaize Belgium advanced its mature sustainable seafood program by committing to 80% MSC/ASC certified seafood by 2020.

ZERO WASTE

We saw the impact of projects that are moving our company to Zero Waste. The Manomet Center for Conservation Sciences recognized Delhaize America’s Hannaford banner for sustainability efforts that diverted 125 million pounds (57 million kg) of waste from landfills in 2014, prevented more than 430 million pounds (195 million kg) of greenhouse gases emissions, and saved the company $15 million.

FOOD LION FEEDS

Delhaize America’s Food Lion banner partnered with Feeding America to launch Food Lion Feeds, an ambitious program to serve 500 million meals to people in need by 2020 through a combination of donations of unsold food from stores, partnerships with vendors, and contributions from customers. The program provided more than 40 million meals to local hunger relief organizations in its first year.

2014 CHALLENGE

DATA ACCESSIBILITY

As we continue to embed sustainability into our daily operations, we find we are still lacking efficient data management systems in some places. This restricts our ability to manage crucial information, such as private brand product sustainability performance, greenhouse gas emissions from our electricity and refrigerant use, and the percentage of associates who are supported through development programs. To address this challenge, we will map our data management needs and set a plan for improving our systems in the coming years.

OUR SUSTAINABILITY APPROACH AND STRATEGY

THE BIG PICTURE

The global food supply faces many challenges and uncertainties. Critical concerns for the future include how to feed the growing global population, how we can move away from agricultural practices that are harming the environment, and how we will deal with the impact of climate change. As an international food retailer, we can take a leading role in finding sustainable solutions to these challenges, and we’re committed to doing so. We are driving change by collaborating with NGOs and others concerned about the future of food systems. We are partnering with our private brand suppliers to make our own supply chain more sustainable. And we are engaging our associates and customers with education and initiatives that help them reduce food waste, recycle more, and make other healthy, sustainable choices. These efforts help us meet our Sustainability Ambition, which is to delight our customers and energize our associates by helping them live happier and eat healthier in thriving local communities. We are convinced that this ambition will support our business Purpose: To operate our customers’ preferred local supermarkets and work together to support that ambition.

At Delhaize Group, we believe a sustainable, healthy food system is possible. We believe we can help transform global agriculture into a restorative, “circular economy”—one that gets stronger as it grows, rather than one that depletes its resources. We are committed to helping make that future a reality.

OUR VALUE CHAIN

Our focus for 2020 is to improve the sustainability and health of our private brand products at all points along our value chain. The circular shape of this diagram reflects our aim to create a more sustainable value chain—one that builds into our products and packaging ways for them to be reused or recycled at their end of their life, rather than disposed of.

Raw Materials

Working with our private brand suppliers, we can influence agricultural practices at the beginning of our product value chain. Our 2020 goals related to fair working conditions and sustainable commodities (palm oil, wood fibers, and seafood) focus on improving resource efficiency and working conditions at the raw materials stage of our private brand value chain.

Our ambition is to make it easy for our customers to make healthy and sustainable choices. To that end, we are improving access to information about our products’ sustainability, nutrition and affordability by making it available to customers in multiple places-on packaging, on shelves, online and via QR codes, and through conversations with our in-store associates.

Processing & Packaging

We collaborate with our suppliers to improve the nutritional profile of our products and to support conservation of natural resources during their production. We also work with our suppliers to reduce product packaging and improve its reusability/recyclability.

Consumption

We guide our customers toward more healthy and sustainable eating habits through product labeling, in-store and on-line communications, and classes that educate them about safe food handling, cooking healthy meals, appropriate portion sizes and ways to reduce food waste.

Distribution & Transport

We work with our suppliers to increase the efficiency of the process that brings products to our warehouses and stores. We also manage the environmental impact and working conditions in our warehouses and trucking operations by focusing on fuel efficiency and health and safety programs.

Reuse & Recycling

Our ambition is for our products and packaging to generate no waste. To achieve this we are working to make our packaging and non-food products reusable or recyclable. We also engage customers by including recycling information on packaging and providing opportunities for them to recycle materials in our stores.

OUR MATERIAL ISSUES

Since 2010, we’ve identified our material sustainability issues by analyzing sustainability trends and assessing the topics that are most important to our stakeholders and where Delhaize Group has the biggest impacts. In 2014, for the first time, we conducted a materiality assessment for each of our operating companies and then compared those individual results against the Group-wide assessment. We conducted this analysis through interviews with key external stakeholders for each of our operating companies, analysis of megatrends related to our industry, and then validation with internal teams. Our goal was to validate the importance of specific topics, as well as examine how those issues may play out differently in our unique markets.

As a result of that analysis, we adapted our Group materiality assessment to reflect the stakeholder input on our material sustainability issues for Delhaize Group and where our impacts are most significant along the value chain.

Importance of economic, social or environmental impacts by Delhaize Group in the steps of the value chain No point limited or no impacts significant impacts 0 very significant impacts

Definitions of our material issues and where they are addressed in our 2014 Sustainability Progress Report:

	Definition	Reporting Coverage
Food Safety	How we ensure the safety of the food we sell throughout the value chain	Sustainable Private Brand sections, 2020 target for food safety compliance of private brand suppliers
Availability of Healthy Food	How we increase the share of healthy food available in our stores	Sustainable Private Brand sections, 2020 target for increasing private brand nutritional quality; and Healthy Lifestyles sections
Food Waste	How we decrease the amount of food thrown away along the value chain	Zero Waste sections, 2020 targets for increasing food donations and recycling rate, plus local projects to engage customers in reducing food waste
Human & Labor Rights	How we protect human and labor rights across our product supply chain and in our operations	Sustainable Private Brand sections, 2020 target for fair working conditions in our private brand supply chain; Associate Diversity and Development sections, 2020 targets for associate diversity and inclusion and associate development; and coverage in "Our Approach" of Delhaize Group's internal *Guide for Ethical Business Conduct*
CO_2 emissions, Energy Efficiency & Renewable Energy	How we reduce our impact on global climate change, from our operations and our supply chain, and how we work with stakeholders to adapt agricultural systems to climate change	**Operations**: Zero Waste sections, 2020 targets for reducing CO_2-equivalent emissions and reducing impacts from refrigerants **Supply Chain**: Sustainable Private Brand sections, 2020 targets for deforestation-free palm oil and wood fibers, local projects to increase sustainable agriculture practices in our supply chains
Employee Development & Engagement	How we invest in our associates via training and career development and their level of engagement in the company	Associate Diversity & Development sections, 2020 target for annual performance dialogues; Healthy Lifestyles section, 2020 target for associate wellbeing
Packaging Waste	How we reduce waste from product packaging through packaging design, facilitating re-use and recycling, and improving recyclability for our customers	Zero Waste sections, 2020 target for increasing recycling rate, local targets to engage customers in packaging recycling; Sustainable Private Brand sections, local targets to reduce packaging waste and increase packaging recycling
Product Information & Labeling	How we provide customers with transparent information about our products' ingredients, production process, nutritional value and preparation/ consumption advice	Sustainable Private Brand sections, 2020 target for nutritional labeling
Sustainable Agriculture	How the production of the food we sell impacts water quality and availability, soil quality and preservation, land use, chemical use and ecosystems	Sustainable Private Brand sections, 2020 targets for sustainable palm oil, wood fibers and seafood; plus local projects to increase sustainable agriculture practices in our supply chains
Diversity	How we promote a diverse and inclusive environment for our associates and in our stores	Associate Diversity & Development sections, 2020 target for associate diversity

During the 2014 analysis, we found some variation in how our operating companies and the local cultures in which they operate perceive and prioritize certain issues. For example, while sustainable agriculture is important to all our companies, sustainability (and how to achieve it) means different things in different regions. The materiality analysis helped us refine how we implement our 2020 strategy in each region in order to meet our global objectives while prioritizing projects that best fit our local markets. It also led to some adjustments to our 2020 strategy, such as an increased focus on food waste with the addition of a new 2020 target on Food Donations. The assessment will continue to guide us as we refine our strategy implementation and reporting in the years to come.

4

OUR 2020 SUSTAINABILITY STRATEGY

Back in 2010, we set a bold vision to be the sustainability leaders in all our markets by 2020. We committed our company to building sustainability into our private brand products, reducing waste, promoting healthier living and employing a diverse group of associates that reflect our values and communities. We call this destination “Supergood.” Supergood is about taking our own sustainability efforts to a new level and helping to create more sustainable food systems. Supergood also supports the Purpose, Promise, Principles and Values that drive our business strategy, because it balances our company’s objectives with the needs of our customers, our associates, our communities and all our stakeholders.

To reach Supergood, we have prioritized 4 focus areas that reflect our company’s material issues. These focus areas are a simplified approach to the Win/Lead/Everyday structure that guided our strategy in the past. We heard from our internal and external stakeholders that those categories were not clear enough, and we’ve responded to that feedback.

We have organized our 14 Group-wide goals, as well as individual goals for each operating company, within these 4 focus areas. However, we know that customer needs, industry conditions and market trends change over time, so we’ll continue to adjust goals as needed to ensure we stay on the path to Supergood. For example, in 2014 we revised some of our goals to be more specific or to make key performance indicators more measurable. We also added a goal to directly address an issue that was not represented elsewhere in our strategy: increasing donations of unsold food to feed people in need. With our Supergood ambition in place, customers can shop at our stores knowing that healthy, affordable and sustainable choices are plentiful; that our private brands blend quality, affordability and sustainability; and that we are innovating to have a more positive impact on our communities and the planet.

For details on our performance against these goals, please read the Delhaize Group Performance section of the 2014 report. Highlights from each operating company’s efforts are available in our specific Local Performance reports and case studies .

SUSTAINABILITY GOVERNANCE

& MANAGEMENT

Everyone at Delhaize Group has a role in our sustainability efforts. Our CEO and Executive Committee set the strategy based on recommendations from business leaders in collaboration with the experts from our Sustainability Team. Then, the Delhaize Group Board of Directors approves that strategy, and associates from all departments across our business collaborate to implement it. To strengthen accountability in meeting our sustainability goals in 2015, all Officers and Directors of the company (and relevant associates below those levels) will have part of their individual performance targets and annual bonuses tied to our performance against the 2020 sustainability goals. We’ll report on the outcome of this effort in our 2015 Sustainability Progress Report.

OUR STAKEHOLDERS

We know we can’t reach Supergood alone. That’s why we work closely with our stakeholders, who challenge us to stay focused on what is most important and help strengthen our approach to building sustainability into our business. We interact throughout the year regarding sustainability trends and our activities with key stakeholders—our customers, associates and suppliers. In addition, we engage directly with non-governmental organizations, industry networks and local, regional and national governments to collaborate, share opinions and ensure we are headed in the right direction.

In December 2014, we organized a formal stakeholder meeting focused on our sustainable private brands strategy. That meeting helped identify key opportunities for the company, including defining what sets us apart from our competitors, improving collaboration with our suppliers and building sustainability further into our product quality and brand positioning. The quotes below represent reflections from 3 of the participants in that meeting.

“Delhaize Group’s sustainability strategy is built on a strong basis and with good ambitions. Differentiating a bit more the strategy around specific sectors and targets could facilitate its implementation and success. Ambitions also need to be set in a dynamic perspective, where today’s ambitions for the next five years will certainly have to be continuously adapted in order to stay relevant beyond 2020. Delhaize Group’s efforts in the sustainability area clearly demonstrate their engagement to take into consideration CSR issues hand-in-hand with food retailing issues.”

Mathieu Lamolle,

Market Analyst, International Trade Centre “This was the first event of its kind that I have attended and demonstrates Delhaize Group’s commitment to a sustainability strategy in partnership with their likeminded partner suppliers and stakeholder NGO’s. We share the same goals and have a duty to work together precompetitively to find long-term solutions to the complex sustainability issues. The consumers trust is built on our actions and they will differentiate the leaders from the followers.”

Nigel Edwards,

Technical and Sustainability Director, Icelandic Seachill “Through the stakeholder event, it became apparent that Delhaize Group’s comprehensive global vision is one of the driving forces behind their successful sustainability projects. Stakeholders encouraged Delhaize Group to build on this solid strategic platform to take the sustainability agenda to their customers, focusing on the issues that matter most to different customers in different geographies. Bringing their customers with them on their sustainability journey will be critical for the continued success of Delhaize Group’s programme, as in a hyper-connected world running low on resources, selling sustainable products won’t be enough, retailers will also need to help their customers to lead more sustainable lives.”

Sally Uren,

Chief Executive, Forum for the Future

We also collaborate with our 4 key stakeholders-customers, associates, communities and shareholders-in less formal ways, every day, as outlined in the table below.

Our sustainability commitment stems from Delhaize Group’s core value of integrity. We are committed to conducting our business in an ethically responsible manner that recognizes and protects our relationships with associates, customers, shareholders and communities. You can read more about the standards we set for our associates in “The Right Way, Every Day: The Delhaize Group Guide for Ethical Business Conduct.”

OUR 2020 SUSTAINABILITY STRATEGY

Back in 2010, we set a bold vision to be the sustainability leaders in all our markets by 2020. We committed our company to building sustainability into our private brand products, reducing waste, promoting healthier living and employing a diverse group of associates that reflect our values and communities. We call this destination “Supergood.” Supergood is about taking our own sustainability efforts to a new level and helping to create more sustainable food systems. Supergood also supports the Purpose, Promise, Principles and Values (http://sustainabilityreport.delhaizearoup.com/group-performance/about-delhaize-group/) that drive our business strategy, because it balances our company’s objectives with the needs of our customers, our associates, our communities and all our stakeholders.

To reach Supergood, we have prioritized 4 focus areas that reflect our company’s material issues. These focus areas are a simplified approach to the Win/Lead/Everyday structure that guided our strategy in the past. We heard from our internal and external stakeholders that those categories were not clear enough, and we’ve responded to that feedback.

We have organized our 14 Group-wide goals, as well as individual goals for each operating company, within these 4 focus areas. However, we know that customer needs, industry conditions and market trends change over time, so we’ll continue to adjust goals as needed to ensure we stay on the path to Supergood. For example, in 2014 we revised some of our goals to be more specific or to make key performance indicators more measurable. We also added a goal to directly address an issue that was not represented elsewhere in our strategy: increasing donations of unsold food to feed people in need. With our Supergood ambition in place, customers can shop at our stores knowing that healthy, affordable and sustainable choices are plentiful; that our private brands blend quality, affordability and sustainability; and that we are innovating to have a more positive impact on our communities and the planet.

For details on our performance against these goals, please read the Delhaize Group Performance (http://sustainabilityreport.delhaizegroup.com/group-performance/) section of the 2014 report. Highlights from each operating company’s efforts are available in our specific Local Performance reports (http://sustainabilityreport.delhaizegroup.com/local-performance/) and Case Studies (http://sustainabilityreport.delhaizegroup.com/case-studies/).

MESSAGE FROM OUR

MANAGEMENT

What were Delhaize Group’s biggest sustainability achievements in 2014?

Frans Muller One of our most significant achievements was integrating our Sustainability Ambition into our new strategic framework and, even more importantly, into the day-to-day actions of our associates. We clarified our 2020 Supergood goals, strengthened the procedures we use to measure progress toward them, and increased the involvement of our associates and made them more accountable for results.

Through those efforts, we moved closer to our 2020 goals, especially those related to reducing waste and improving the sustainability of our private brands. For example, 57% of our private brand seafood is now traceable to the fishery or farm. In the U.S., 35% of private brand sales came from products that earned at least 1 Guiding Star, which is our program to help customers evaluate the nutritional value of a product. Group-wide, we recycled 58% of our waste.

How is Delhaize Group supporting sustainability efforts structurally?

Marc Croonen One of our key efforts is to bring people together from across the company in different Steering Committees. We chose 4 areas to focus on: quality assurance and food safety; associate diversity; global and responsible sourcing; and associate well-being.

Watch the video

Many of the 2020 sustainability goals are very ambitious steps from where the company was in 2014. How will you meet those ambitions?

Frans Muller Our 2020 sustainability goals are ambitious, because we are aiming to be Supergood. To get there we’ll need to work hard, innovate and learn from each other. Thankfully, we have dedicated associates who believe in this mission and understand their role in helping to deliver results.

In addition, our local operating companies are great sources of innovation for products, for customers, and for improving sustainability at the Group and local level. We are going to use consistent Key Performance Indicators (KPIs) to measure our performance and ensure we’re on track to hit our targets.

Marc Croonen The most important way to achieve our ambition is by working together and learning from each other across the Group. However, we’re also looking outside our Group to tap the expertise and experience of our external stakeholders. For example, in December 2014 we held a workshop with NGOs, government organizations and private brand suppliers to help us clarify the path toward our 2020 Ambition.

Watch the video

What are the biggest challenges Delhaize Group faces in meeting the 2020 Sustainability Ambition?

Frans Muller One of the biggest challenges we face is the fact that many of our suppliers are small, family-run businesses who do not yet have all the standards in place to operate in a sustainable manner. So we need to make sure we involve them in helping us find solutions that simultaneously meet our requirements and are good for their businesses.

Our 2020 Ambition is a shared goal. I think we will overcome the challenges we face by remaining open minded, listening to and sharing with each other, testing new techniques and technologies, and then applying our creativity to find solutions.

Marc Croonen I think that the biggest challenge facing the company is the readiness of our markets. For instance, not all our suppliers are ready for fully traceable, deforestation-free palm oil and wood fibers. But we are helping them get there. Another challenge is evaluating whether our global suppliers are upholding fair working conditions for their employees. However, in spite of these challenges, we want to lead the market. So we are working with our private brand manufacturers, large and small, to ensure they can be a contributor to achieving our Sustainability Ambition.

What are your priorities for 2015?

Frans Muller We will continue to improve tracking and reporting against our goals. That process entails reviewing and identifying improvements for data management to ensure the goals are embedded strongly into our daily practices. We will celebrate our progress more.

Marc Croonen For 2015, I want the Group to focus on developing clearer strategies for improving the nutritional quality of our private brands, as well as promoting the wellbeing of our associates. To do this, we need to build in more accountability. That’s why, for the first time, all of the officers across Delhaize Group now have personal targets related to sustainability. That way, we can ensure we are making continuous progress toward our 2020 sustainability goals.

Watch the video

Which areas of sustainability are you most passionate about, and why?

Frans Muller I am deeply passionate about the fact that many of the things that make our company more sustainable – such as reducing our carbon footprint eliminating waste, increasing the diversity of our associates and creating a better link to our communities – also help us serve our customers better, be a better employer, and ultimately be a better business. We want to be the preferred local supermarket, so the more our associates represent the diversity of our communities, the better we can serve our diverse customers. All these efforts help us become a more sustainable company, which goes hand-in-hand with being a better business.

Watch the video

2014 PERFORMANCE SUMMARY

The sustainability of the world’s food supply was in the spotlight in 2014. The European Commission designated 2014 the European Year Against Food Waste, while the United Nations declared it the Year of Family Farming. These efforts and others highlighted the impact of climate change on the global food system, and stressed the importance of moving toward a circular economy—a model for production systems that are restorative and regenerative. Meanwhile, customers continued to seek healthy and nutritious food choices.

In parallel with these global trends, Delhaize Group continued our journey to Supergood (http://www.delhaizegroup.com/en/Sustainability/OurApproach.aspx). We made improvements that will enable us to offer the most sustainable and healthy private brand products in our markets. We engaged customers on the topics of health, nutrition and food waste. We

2014 Performance Summary – Sustainability Progress Report 2014

strengthened partnerships with local suppliers that provide healthy, sustainable products. We reduced our operations' greenhouse gas emissions and increased our rate of recycling. And we engaged company leaders in stronger tracking and accountability for sustainability.

We also continued making grants through the Delhaize Group Sustainability Innovation Fund, a Group-wide funding mechanism that supports promising sustainability initiatives at our operating companies. In 2014, we completed the Fund's initial 6 projects, which included the launch of Alfa Beta's sustainable seafood partnership with WWF and improvements to the natural and organic brand at Delhaize America. We also awarded funds for 2 new projects that will be implemented in 2015: Delhaize Serbia's development of 10 new private brand products that will help children eat healthy and balanced school lunches and a Super Indo project that will reduce warehouse waste.

At the same time, 2014 was a transitional year, as we sought to simplify our business operations and accelerate growth by focusing on our core markets. Those efforts included divesting from our operations in Bulgaria and Bosnia and Herzegovina, as well as selling a few Delhaize America banners.

Following our inclusion in the Dow Jones Sustainability Index (DJSI) in 2012 and 2013 – a list of companies recognized as leaders in sustainability – we have further progressed toward being a Supergood company. All of our 150 000 associates are working even harder to regain that recognition in 2015, and to achieve our ambition of being the sustainability leader in our various markets.

In response to these challenges, we strengthened our 2020 Sustainability Ambition by incorporating it as a key lever in the Group's new Strategic Framework (http://annualreport.delhaizegroup.com/strategy/strategic-framework/). We also formed expert committees with representatives from our operating companies to assess various aspects of our sustainability goals, including quality assurance and food safety, diversity and responsible sourcing policies. Recommendations from these committees led us to make goals more specific and measurable, in order to improve alignment across our global operations.

Going forward, we will build on the successes and learn from the challenges of 2014. In the following sections are some of the year's highlights from our Group-wide sustainability efforts. Below is the complete summary of 2014 Group-wide progress against our 2020 goals.

http://sustainabilityreport.delhaizegroup.com/group-performance/delhaize-group-performance/performance-summary/ 2/8

SUSTAINABLE PRIVATE BRANDS

	2020 Sustainable Private Brands Goals	2014 Progress
Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	78% of private brand products at our European and Indonesian operating companies have GDA labels
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats and sugars, and increasing vitamins and nutrients

Reformulated private brand products and promoted sales of nutritious private brand products

35% of Delhaize America private brand food sales are from products that earn at least one Guiding Star

1500 of Delhaize Belgium’s private brand products were reformulated to improve taste and nutritional quality

Food Safety	Audit all private brand suppliers for food safety compliance	84% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards 14% of private brand suppliers audited against other food safety standards
Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products

69% of our palm oil use is covered by RSPO certification schemes (12% Mass Balance/Segregated, 57% GreenPalm Certificates)

Continued work toward traceability by mapping the sources of palm oil in our private brand products, in partnership with The Forest Trust (TFT)

Achieved 30% traceable palm oil to first importers in our European and U.S. operating companies

Sustainable Wood Fibers	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use	Approved sourcing guidelines for wood fibers Continued analysis of paper and wood materials in private brand products and packaging in partnership with TFT
All operating companies working toward responsible sourcing of wood fibers

Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision

99% of Delhaize America private brand seafood products are sourced according to their sustainable seafood policy

89% of Delhaize Belgium private brand seafood product sales (fresh, frozen and canned) are either: 35% certified by MSC or ASC, 54% assessed as sustainable by WWF

Alfa Beta, in partnership with WWF, advanced its Fisheries Improvement Project for the sardine/anchovy fishery in Greece and completed a Sustainable Aquaculture Code of Practice

Super Indo finalized a public sustainable seafood sourcing policy

Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)	Continued to audit private brand production sites in at-risk countries, while developing a stronger management framework across the Group

ZERO WASTE

	2020 Zero Waste Goals	2014 Progress
Recycling (*)	80% of waste will be recycled	58% of waste recycled
Food Donations (*)	100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities

We have a long history of contributing unsold food to food banks, and are now determining how to maximize those donations. New reporting against this target will start in 2015.

27 000 tonnes of food donated to food banks

Greenhouse Gas Emissions	Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline)	0.599 tonnes CO2 e / m2 8% reduction since 2008 14% reduction since 2008 for operating companies excluding Delhaize Serbia
Refrigerants (+)	Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower	55% of refrigerants are ozone-friendly, based on total refrigerants in our systems 2362 average GWP, based on total refrigerants in our systems

(*) = new goal in 2014             (+) = revised goal in 2014

HEALTHY LIFESTYLES

	2020 Healthy Lifestyles Goal	2014 Progress
Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental wellbeing and safety at work	By end of 2015, all operating companies will have defined programs and strategies

(*) = new goal in 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

	2020 Associate Diversity and Development Goals	2014 Progress
Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace

As a result of the work of the Group’s Associate Diversity Steering Committee, all operating companies have commitments to improve diversity and inclusion from 2015-2020. Each company will start programs addressing some or all of the 5 focus areas in 2015

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process

73% of associates (based on total number of associates at the end of the year) received documented performance dialogues

(99.5% of associates who were eligible during the year for performance dialogues received them. Associates eligible for dialogues have completed an initial period of employment with the company—maximum 6 months—and are not on long-term leave)

(+) = revised goal in 2014

SUSTAINABLE PRIVATE BRANDS

Our portfolio of private brand products provides our customers with tasty, unique foods that reflect our company’s values. By paying close attention to the value chain, from the raw materials used in the products and packaging to the nutritional profiles of our recipes, we are building sustainability into the other benefits of our private brand products.

In 2014, we announced an updated policy (http://delhaizegroup.com.dsrv999.belbone.be/Portals/0/2014/PressReleases/1702PalmOil/Del haize%20Group%20Responsible%20Palm%200il%20Sourcing%20Policy 2014.pdf) on palm oil that deepens our previous commitment to sustainable sourcing of this key ingredient. We aim to ensure that 80% of the palm oil used in our private brand products is certified traceable and deforestation-free by 2018, a step on the way to sourcing 100% traceable, deforestation-free palm oil by 2020. We are proud to be among the pioneers in our industry to make such a commitment.

Meeting this target will be challenging, as traceability is new in the palm oil market, and certified palm oil is not readily available in all of our markets. Nonetheless, in 2014, 69% of our palm oil use was covered by a Roundtable on Sustainable Palm Oil (RSPO) scheme, and we increased the overall transparency of our palm oil supply chain. These actions are consistent with our role as a board member of the Consumer Goods Forum, through which we committed to work together to achieve zero net deforestation by 2020 as a driver for reducing worldwide greenhouse gas emissions.

We also continued working toward improved food safely by forming a Group-level Quality Assurance and Food Safely Steering Committee. This committee is composed of our food safety experts, who will help us forge stronger collaboration and more consistency among individual operating companies on this critical issue.

Besides adjusting our own operations, achieving our 2020 Ambition requires us to work with suppliers to increase transparency in the production of our private brand products. This is not always an easy process—particularly related to our 2020 goal of having all suppliers support fair working conditions. While some operating companies have made progress toward that goal, others have struggled.

In response, the Delhaize Group Executive Committee approved a framework to clarify the specific steps that each operating company should be taking in support of this goal. The framework will help our operating companies to approach our Group-wide ambition with more consistency.

With an eye toward the future, we also held a meeting with private brand suppliers. NGOs and other external suppliers

(http://www.delhaizegroup.com/en/Sustainability/OurApproach.aspx#our-stakeholders) to solicit their feedback on our operations. This discussion helped confirm the next steps we will take to make our private brand products more sustainable. Those steps include incentivizing buyers to incorporate sustainability into sourcing; partnering more with suppliers to source additional sustainable products; and communicating more clearly to our customers about the sustainable products we offer.

	2020 Sustainable Private Brands Goals	2014 Progress
Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	78% of private brand products at our European and Indonesian operating companies have GDA labels
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats and sugars, and increasing vitamins and nutrients

Reformulated private brand products and promoted sales of nutritious private brand products

35% of Delhaize America private brand food sales are from products that earn at least one Guiding Star

1500 of Delhaize Belgium’s private brand products were reformulated to improve taste and nutritional quality

Food Safety	Audit all private brand suppliers for food safely compliance	84% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards 14% of private brand suppliers audited against other food safety standards

Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products

69% of our palm oil use is covered by RSPO certification schemes (12% Mass Balance/Segregated, 57% GreenPalm Certificates)

Continued work toward traceability by mapping the sources of palm oil in our private brand products, in partnership with The Forest Trust (TFT)

Achieved 30% traceable palm oil to first importers in our European and U.S. operating companies

Sustainable Wood Fibers	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use

Approved sourcing guidelines for wood fibers

Continued analysis of paper and wood materials in private brand products and packaging in partnership with TFT

All operating companies working toward responsible sourcing of wood fibers

Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision

99% of Delhaize America private brand seafood products are sourced according to their sustainable seafood policy

89% of Delhaize Belgium private brand seafood product sales (fresh, frozen and canned) are either: 35% certified by MSC or ASC, 54% assessed as sustainable by WWF

Alfa Beta, in partnership with WWF, advanced its Fisheries Improvement Project for the sardine/anchovy fishery in Greece and completed a Sustainable Aquaculture Code of Practice

Super Indo finalized a public sustainable seafood sourcing policy

Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)	Continued to audit private brand production sites in at-risk countries, while developing a stronger management framework across the Group

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, building a culture within the company where the concept of waste no longer exists.

Our Zero Waste goals were formulated with the global context in mind. In 2014, the Intergovernmental Panel on Climate Change, an international body of scientists, released its fifth comprehensive report on the current status of climate science. Its conclusion: Climate change is both unequivocal and unprecedented. The impact of climate change on agriculture is already taking place. As a global grocery company, we have a responsibility to reduce our environmental impact and an opportunity to foster movement toward a low-carbon world.

With that in mind, in 2014 we continued to reduce our greenhouse gas emissions by investing in new technologies and enhancing processes, such as installing energy efficient light-emitting diode (LED) lighting systems, cutting down on refrigerant leaks, and building a new highly- efficient store in Belgium. We also calculated the full emissions footprint for Delhaize Serbia for the first time and have incorporated it into our Group-wide footprint. From that exercise, we found there is room for improvement in Serbia, primarily due to older stores with low efficiency lighting and refrigerant leaks. As we renovate our stores there, we already see the potential for the needed significant reduction in emissions impact for Delhaize Serbia to meet our Group 2020 goal.

We recognized that we needed more clarity and specificity in some of our Zero Waste goals. After discussions with the directors of our operating companies, we revised our goal on refrigerants (see Zero Waste Goals table). Taking these steps not only helps us conserve natural resources; it also makes our business more efficient and improves our bottom line.

We also furthered our engagement in the circular economy by expanding programs that donate fresh, unsold food to charities, which prevents food waste, supports our communities and reduces our indirect impact on climate change. In 2014, Delhaize Belgium and Alfa Beta expanded their charitable food donation programs. Delhaize America’s Food Lion banner consolidated its community support initiatives around an exciting new program to combat hunger.

“Food Lion Feeds (https://www.foodlion.eom/in-our-community/food-lion-feeds/)” launched in 2014 and has already provided more than 40 million meals to local hunger relief organizations serving children, veterans, seniors and other at-risk members of the community.

	2020 Zero Waste Goals	2014 Progress
Recycling (*)	80% of waste will be recycled	58% of waste recycled
Food Donations (*)	100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities

We have a long history of contributing unsold food to food banks, and are now determining how to maximize those donations. New reporting against this target will start in 2015.

27 000 tonnes of food donated to food banks

Greenhouse Gas Emissions	Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline)	0.599 tonnes CO2 e / m2 8% reduction since 2008 14% reduction since 2008 for operating companies excluding Delhaize Serbia
Refrigerants (+)	Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower	55% of refrigerants are ozone-friendly, based on total refrigerants in our systems 2362 average GWP, based on total refrigerants in our systems

(*) = new goal in 2014             (+) = revised goal in 2014

“All aspects of food security are potentially affected by

climate change, including food access, utilization, and price stability.”

The Intergovernmental Panel on Climate Change,

“Climate Change 2014” report

HEALTHY LIFESTYLES

Supporting the health and wellness of our associates and customers is integral to our sustainability ambition. With the global rise in rates of diet-related health problems, including diabetes and obesity, such actions become even more necessary.

Our associates are the backbone of our company, which is why we prioritize helping them develop healthy habits. In 2014, our operating companies continued to offer educational courses, nutritional counseling workshops and preventative health care programs that address the specific health and wellness needs of their associates. For example, the Delhaize Group Support Office, Delhaize Belgium, Alfa Beta in Greece and Mega Image in Romania offered health screening programs, free or low-cost medical check-ups and nutritional counseling to associates. In response to the high rates of breast cancer in Serbia, Delhaize Serbia offered free mammograms to associates. Each of our operating companies also sponsors sports events and races, and provides free participation for interested associates.

We also promoted healthy lifestyle choices among our customers. For example, Delhaize America’s Hannaford stores hosted cooking classes for 1500 low-income community members. Read the case study “Hannaford Helps Teach Healthy Eating on a Budget (/case- studies/healthy-lifestyles/hannaford/)”.

While our healthy living programs are primarily locally driven, for the first time this year we adopted a specific healthy lifestyles goal at the Delhaize Group level, focusing first on our associates (see Healthy Lifestyles Goal table).

	2020 Healthy lifestyles Goal	2014 Progress
Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental wellbeing and safety at work	By end of 2015, all operating companies will have defined programs and strategies

(*) = new goal in 2014

ASSOCIATE DIVERSITY AND

DEVELOPMENT

We are committed to having an associate base that reflects the diversity of the communities we serve.

We also have made a Promise to our associates to provide them with opportunities for growth and development.

For those reasons, we continue to work toward covering all our associates with diversity and inclusion plans, as well as leadership and skill-building programs.

In 2014, we formed the Delhaize Group Associate Diversity Steering Committee to accelerate progress toward our goal of implementing diversity and inclusion plans at all our operating companies. By the end of the year, the committee had created a common framework, including 5 specific pillars—gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace—to help align each operating company with our Group plans for diversity and inclusion.

Members of the committee also developed specific plans for their operating companies, which target the diversity and inclusion issues that are most relevant to each market. This improved framework and management strategy will help smooth the implementation process as our operating companies put these plans into effect in 2015.

	2020 Associate Diversity and Development Goals	2014 Progress
Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace

As a result of the work of the Group’s Associate Diversity Steering Committee, all operating companies have commitments to improve diversity and inclusion from 2015-2020. Each company will start programs addressing some or all of the 5 focus areas in 2015

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process

73% of associates (based on total number of associates at the end of the year) received documented performance dialogues

(99.5% of associates who were eligible during the year for performance dialogues received them. Associates eligible for dialogues have completed an initial period of employment with the company–maximum 6 months–and are not on long-term leave)

(+) = revised goal in 2014

SUPPORTING OUR COMMUNITIES

While we work toward change on a global level, we also support our operating companies’

efforts to take actions specifically targeted to their local communities’ needs. The work our operating companies do to support their communities is locally driven. Read more about it in the Local Performance reports.

2014 AWARDS AT GROUP LEVEL

Most Improved Company 2013-2014, Food & Staples Retailing Sector

CDP 2014 Global Forests Report, “Deforestation-free supply chains: From commitments to action”

CDP Climate Disclosure Leadership Index (CDLI), Benelux

Associate Diversity and Development – Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS AT GROUP LEVEL

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

- Forum for the Future (http://www.forumforthefuture.org)
- Business Social Compliance Initiative (BSCI) (http://www.bsci-intl.org)
- The Consumer Goods Forum (CGF) (http://www.theconsumergoodsforum.com)
  - Sustainability Steering Group (http://sustainability.mycgforum.com/)
  - Global Food Safety Initiative (GFSI) (http://www.mygfsi.com%20)
  - Global Social Compliance Programme (GSCP) (http://www.gscpnet.com%20)
  - Health & Wellness Steering Committee (http://healthandwellness.mycgforum.com)
- European Retail Roundtable (ERRT) (http://www.errt.org)
- Global Sustainable Seafood Initiative (http://www.ourgssi.org/)
- Sustainable Fisheries Partnership (http://www.sustainablefish.org/)
- Roundtable on Sustainable Palm Oil (http://www.rspo.org)
- Round Table on Responsible Soy (http://www.responsiblesoy.org)
- The Forest Trust (http://www.tft-forests.org)
- King Baudouin Foundation (http://www.kbs-frb.be)

http://sustainabilityreport.delhaizegroup.com/group-performance/delhaize-group-performance/associate-diversity-development/ 5/5

ABOUT DELHAIZE GROUP

A LEADING FOOD RETAILER

Delhaize Group has leading positions in food retailing in key markets in 7 countries: The U.S., Belgium, Luxembourg, Greece, Romania, Serbia and Indonesia. Our operating companies have acquired these positions through distinct go-to-market strategies.

The Group is committed to offer its customers a locally differentiated shopping experience, to deliver superior value and to maintain high social, environmental and ethical standards.

Our Group’s strength is supported by the cooperation of its operating companies at both the regional and global levels. Delhaize Group is listed on both NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Watch the animation presenting the Group’s 2014 results

For additional information check Delhaize Group’s 2014 Annual Report

(http://annualreport.delhaizegroup.com/)

OUR STRATEGIC FRAMEWORK

In 2014 we developed, introduced and began to implement our new strategy, the Strategic

Framework, across the Group to face a retail market place that today is more competitive than ever.

The Strategic Framework articulates our company’s Purpose. It also outlines the Promise we make to all our stakeholders, the Principles we use to make decisions, our Sustainability

Ambition as an organization, and the Values that embody who we are:

Our Purpose is why we exist and how we are currently delivering.

Our Promise is what we are doing as Delhaize Group to achieve our Purpose.

To keep our Promises and achieve our Purpose we have defined 4 Principles. They help us make strategic decisions and measure our progress.

Our Values represent “who” we are and want to be. They define how we behave with our stakeholders and each other and inspire us everyday.

Underlying our Promises and Principles is Supergood, our Sustainability Ambition. Being Supergood enables us to deliver on our Purpose. Read our 2014 Sustainability Progress Report to find out more about the progress the Group

(http://sustainabilityreport.delhaizegroup.com/group-performance/) and its operating companies (http://sustainabilityreport.delhaizegroup.com/local-performance/) made in 2014, on their journey to Supergood.

Discover our Strategic Framework animation

The past year was one of change for Delhaize America. As part of Delhaize Group’s strategic focus to simplify operations and concentrate on the company’s areas of strength, we completed the sale of our Sweetbay, Harveys and Reid’s stores, and agreed to sell our Bottom Dollar Food banner. In addition, we welcomed Kevin Holt as our new CEO in July. Throughout these transitions, our sustainability ambition remained the same: to be the sustainability leaders in our markets by 2020. We call that destination Supergood, and it is a key part of our strategy (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to ensure we operate our customers’ preferred local supermarkets.

We continued to make progress toward Supergood in 2014 at our Hannaford and Food Lion stores by connecting our zero-waste initiatives with programs that alleviate hunger in our local communities. We also improved the sustainability of our private brands and launched or expanded programs that deliver on our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to provide customers access to healthy, affordable food. This report highlights these efforts and other achievements from 2014.

“Sustainability is a strategic focus for Delhaize America. Our customers and communities share a growing demand for sustainability and the benefits it provides for their families, communities and environment. Whether it’s giving back to our communities, being a leader in energy conservation, selling sustainable packaged products, or enforcing BSCI standards across suppliers, our commitment to sustainability is designed to build a better Delhaize America.”

Kevin Holt,

Chief Executive Officer Delhaize America

SUSTAINABLE PRIVATE BRANDS

Improving the health and sustainability of our private brands remains our most important focus area because we can have a direct impact at every step of the process—from the growth of ingredients to how products are manufactured and packaged. In recent years, we have made excellent progress in many areas, such as selling sustainable and traceable seafood products.

In 2014, we strengthened new aspects of our sustainable private brand strategy:

We developed a roadmap for increasing the amount of recycled materials in our private brand product packaging and for improving the recyclability of the packaging itself. We worked with the Sustainable Packaging Coalition on this roadmap, and will begin pursuing these improvements with our suppliers in 2015.

We improved the traceability of our palm oil supply chain and purchased Green Palm certificates to offset a portion of our palm oil use. These efforts helped push us closer to our 2020 goal of using only traceable and deforestation-free palm oil. We will continue to collaborate with our private brand suppliers in 2015 to further improve the traceability and sustainability of our palm oil supply.

We built a tool to model product formulations against the Guiding Stars algorithm and began using it to review and reformulate product ingredients with an eye toward creating healthier products.

Delhaize America – Sustainability Progress Report 2014

	2020 Sustainable Private Brand Goals	Delhaize America 2014 Progress
	DELHAIZE GROUP GOALS	
Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	**54%** of private brand products have front of pack nutritional information
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients	**35%** of sales from private brand products with 1 or more Guiding Star
Food Safety	Audit all private brand suppliers for food safety compliance	**97%** of private brand suppliers audited for food safety by a third-party auditor against GFSI standards
Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products	**48%** of palm oil traceable to the first importer
		61% of palm oil use is covered by an RSPO-certification scheme (**2%** Mass Balance/Segregated, **59%** GreenPalm Certificates)
Sustainable Wood Fibers	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use	Began integration of wood fibers guidelines in our sourcing and packaging requirements
		Designed pilot projects for 2015
Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	**100%** of private brand seafood products are traceable to the fishery or farm of origin (**94%** traceable within online traceability database)
		99% of private brand seafood products are from sustainable sources verified by the Gulf of Maine Research Institute (GMRI) according to our sustainable seafood sourcing policy (see the video about "Sustainable Seafood at Food Lion" in our Media Center)
Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)	Identified information needed in supply chain mapping and defined a 2015 plan for production site audits
		Conducted follow-up audits with some producers that had been audited previously
	DELHAIZE AMERICA SPECIFIC GOALS	
Consumer Information	Increase transparency of private brand product information to customers	Started research
Sustainable Packaging	Increase sustainability of private brand product packaging	Created project roadmap

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/ 5/17

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, building a culture within the company where the concept of waste no longer exists.

In 2014, our “Moving to Zero Waste” programs continued at Hannaford (see the video “Hannaford: Food waste Reduction” in our Media Center) and successfully launched at Food Lion. The Food Lion program started with a pilot store in North Carolina to accelerate waste- reduction efforts through recycling, composting and food donation. Thanks to the program, the store went from sending 24 dumpsters to the landfill each month to just 4, and it now also

Delhaize America – Sustainability Progress Report 2014

donates an additional 600 pounds of fresh food to food banks each week. The success of the pilot led Food Lion to expand the program to an additional 50 stores in 2014, and more are planned for 2015. Read more about those efforts in our case study, "Food Lion Pilots a New Approach to Zero Waste (http://sustainabilityreport.delhaizegroup.com/case-studies/zero-waste/food-lion/)."

Thanks to the "Moving to Zero Waste" program, along with energy and water efficiency efforts, our Hannaford banner became the first grocery chain to receive Grocery Stewardship Certifications from the Manomet Center for Conservation Sciences at all of its 184 stores. To earn the certification, each store had to meet 200 criteria regarding environmental practices that ranged from water and energy use to the display of environmentally friendly products.

In 2014, we accelerated our efforts to reduce food waste, supporting our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to our local communities. Delhaize Group added a goal in 2014 for all stores to maximize the amount of surplus, edible food that is donated to food recovery charities before it becomes waste.

Delhaize America has long supported local food banks with donations of packaged foods. For example, in 2014 our Hannaford and Food Lion stores donated a total of $86 million worth of food via our partnership with Feeding America, a national network of food banks. In addition, our Food Lion stores increased their food donation efforts in 2014 by launching the Food Lion Feeds program, which you can read about in the Supporting Our Communities section below.

Donations of fresh foods have been more challenging. Stores often end up disposing of or composting unsold fresh foods that we can't get to charitable organizations while they are still edible. To remedy this situation, we improved communication with local food bank partners in 2014 to ensure they picked up food daily, and achieved the following results:

- An additional 600 pounds of fresh food was donated to food banks each week from the Food Lion pilot store for the "Moving to Zero Waste" program.
- Bangor, Maine-area Hannaford stores achieved annual food donations that were 30% higher than the banner average through a fresh food donation pilot program. We plan to apply this model in the rest of our Hannaford stores.

In addition to the programs to eliminate solid waste from our operations, we continued on the path to achieving reductions in greenhouse gas emissions from energy and refrigerants. Since 2008, we have reduced our CO_2-equivalent emissions by 13%. In 2014, we continued investments in energy efficient lighting and reduction of refrigerant leaks to stay on the trajectory of a year-over-year decrease in emissions.

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/ 7/17

2020 Zero Waste Goals

Delhaize America 2014 Progress

DELHAIZE GROUP GOALS

Recycling (*)

80% of waste will be recycled

See progress on the operating company specific goals section, below this table

Food

Donations (*)

100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities

“Food Lion Feeds” program launched; provided more than 40 million meals

25 600 tonnes of food donated to food banks

Greenhouse Gas Emissions

Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline)

Total carbon equivalent emissions per m2 sales area of 0.550 tonnes CO2 e/m2

13% reduction since 2008

Refrigerants (+)

Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower

48% ozone-friendly refrigerants Average GWP of 2227

DELHAIZE AMERICA SPECIFIC GOAL

Recycling

90% of waste diverted from landfill

62% of waste diverted from landfill

57% of waste recycled

(*) = new goal in 2014         (+) = revised goal in 2014

HEALTHY LIFESTYLES

Helping improve the health of our associates, customers and communities is a focus area of our 2020 Ambition. That goal includes ensuring that everyone in our community has access to nutritious, affordable foods. To that end, in 2014 many of our healthy lifestyle efforts focused on providing healthy eating choices.

For example, our banners improved the health of their local communities with the following efforts:

Hannaford’s new “Snack It Up” program stores gave $5 produce coupons to 200 youth soccer coaches in New Hampshire. The savings helped the coaches purchase healthier fruits and vegetables to serve as snacks for their teams.

Food Lion and Hannaford partnered with Cooking Matters, a nonprofit that provides classes and store tours regarding how to shop for nutritious, affordable food on a budget and then use those ingredients to prepare healthy meals. Hannaford doubled its funding for the program, and helped more than 2 500 low-income individuals complete the program in Maine, New Hampshire and Massachusetts. Learn more about this project in our case study, “Hannaford Helps Teach Healthy Eating on a Budget

(http://sustainabilityreport.delhaizegroup.com/case-studies/healthy-lifestyles/hannaford/).”

Hannaford collaborated with a local medical student to produce a shopping guide and cookbook that demonstrates how to buy and cook 30 days’ worth of meals for less than $200. The guide was distributed to Maine food pantries and at Hannaford stores.

2020 Healthy lifestyles Goals

Delhaize America 2014 Progress

DELHAIZE GROUP GOALS

Associate Wellbeing (*)

All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity. physical health, mental well-being and safety at work

12 000 associates enrolled in the Know Your Numbers program (offers proactive monitoring of important health and wellness data)

(*) = new goal in 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

Delhaize Group wants its associate base to reflect the diversity of its local communities. That’s why establishing diversity and inclusion programs at all operating companies is a goal for 2020.

At Delhaize America, we strengthened our diversity and inclusion efforts in 2014 with the following initiatives:

•

We created a new Multicultural Women’s Mentoring and Sponsorship Circle at our store support office to ensure participants receive opportunities for exposure, advocacy and visibility in their careers. We selected 12 women from the director and vice president levels and paired them with less-experienced employees.

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	12/17

•

We relaunched our 9 Business Resource Groups (BRGs) by establishing new executive sponsors and chairs. Participation had waned due to leadership transitions over the past few years. Now, roughly 400 associates participate in the BRGs, which address specific groups such as women, African Americans and employees with disabilities. The BRGs promote teamwork, engagement and development.

•

We designed an Unconscious Bias training session, which educates our staff about how unconscious bias can affect the assumptions and decisions they make regarding people. Nearly 200 associates from Delhaize America headquarters as well as Food Lion and Hannaford stores completed the test training in 2014, and we plan to launch the program company-wide in 2015.

Part of our promise to our associates is providing them with the tools, resources and opportunities that help progress in their careers. We continued our associate development efforts last year through a number of programs:

•	We established Delhaize America University (DAU), which offers courses that provide associates at every level of our organization with innovative leadership skills and training opportunities.
•	We offered 7 different courses and 4 leadership series. The classes were well attended with 900 corporate associates participating in more than 1000 sessions.
•	We delivered customer service programs to both our retail banners, launching “Count on Me” for Food Lion and the “Power of You” for Hannaford.

We began offering eligible associates education reimbursement of up to $2 000 per year for qualifying expenses related to their higher education.

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	13/17

	2020 Associate Diversity and Development Goals	Delhaize America 2014 Progress
DELHAIZE GROUP GOALS
Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace

Led the Delhaize Group Associate Diversity Steering Committee and identified actionable items for all 5 focus areas

Launched new Women’s Business Resource Group (BRG) at Hannaford

29% of hires for Early Talent Programs were diverse hires

Continued growing and developing the disAbilities BRG

Created a learning session on Unconscious Bias

40 diverse associates participated in 11 external diversity- focused development programs

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process

68% of Food Lion associates (based on total number of associates at the end of the year) received documented performance dialogues (dialogues also given to other Delhaize America associates, but there is no formal tracking)

(99.7% of eligible Food Lion Retail associates received dialogues)

(+) = revised goal in 2014

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	14/17

SUPPORTING OUR COMMUNITIES

Serving others is part of Delhaize Group’s commitment to being responsible neighbors (http://annualreport.delhaizegroup.com/strategy/strategic-framework/). In 2014, our banners focused on providing hunger relief—an area of need that dovetails with our operations, and one where we know we can make a big impact.

Food Lion partnered with Feeding America to launch an ambitious program. Food Lion Feeds (https://www.foodlion.com/in-our-communitv/food-lion-feeds/), which provided more than 40 million meals in 2014 to local hunger relief organizations that serve children, veterans, seniors and other at-risk community members. Food Lion associates marked the campaign’s launch by providing the first 1 million meals in 5 cities during a “Week of Giving” (see the video “Food Lion Feeds” in our Media Center).

The banner also became the Official Hunger Relief Sponsor for local National Basketball Association (NBA) team the Charlotte Hornets. Basketball legend Michael Jordan joined Food Lion President Meg Ham to serve meals to those in need at a holiday event. The program’s goal is to donate 500 million meals by 2020 through company donations, partnerships with vendors, volunteer efforts from Food Lion associates and contributions from customers.

Hannaford doubled the volume of food donated from its stores to local food pantries in 2014, increasing the amount from 7.2 million to 14.9 million pounds. The increase was fueled by a focus on donating fresh products and improved partnerships with local food pantries.

Hannaford customers also donated $1 million in food and cash for hunger relief, the equivalent of 825 000 meals, as part of the Hannaford Helps Fight Hunger partnership with local food banks in 2014.

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	15/17

Delhaize America - Sustainability Progress Report 2014

2014 AWARDS

Supermarket News 2014 Community Service Award

Awarded to Delhaize America in recognition of “Food Lion Feeds” and other programs

Perfect score in the Human Rights Campaigns’ Corporate Equality Index

Awarded to Delhaize America

EPA 2014 Energy Star Partner of the Year – Sustained Excellence Award

Awarded to Food Lion for the 13th consecutive year

Food Marketing Institute’s 2014 Community Outreach Award

Awarded to Food Lion for its “Food Lion Feeds” program

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	16/17

Delhaize America - Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

•	American Chemistry Council/WRAP (http://www.americanchemistry.com/)
•	EPA Energy Star Program (http://www.energystar.gov/)
•	EPA GreenChill Program (http://www2.epa.gov/greenchill)
•	EPA WgsteWise (http://www.epa.gov/smm/wastewise/)
•	EPA Food Recovery Challenge (http://www.epa.gov/foodrecoverychallenae/)
•	Feeding America (http://www.feedingamericg.org/)
•	Food Waste Reduction Alliance (http://www.foodwostegllignce.org/)
•	Gulf of Maine Research Institute (http://www.gmri.org/)
•	Monomet Center for Conservation Sciences (https://www.manomet.org/)
•	North Carolina Department of Environment and Natural Resources (http://portal.ncdenr.org/web/guest)
•	Sustainable Packaging Coalition (http://www.sustainablepackaging.org/)
•	University of North Carolina College of Agriculture and Life Sciences (http://harvest.cals.ncsu.edu/)
•	USDA Food Waste Challenge (http://www.usda.gov/oce/foodwaste/)

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	17/17

DELHAIZE IN BELGIUM

AND LUXEMBOURG

This report covers Delhaize Croup’s operations in Belgium and Luxembourg, represented by the Delhaize banner. On this website you will also find information on Group-wide strategy and achievements, as well as the accomplishments of other Delhaize Group operating companies.

http://sustainabilityreport.delhaizegroup.com/local-performance/belgium-luxembourg-delhaize/	1/17

For Delhaize in Belgium, 2014 was dominated by the announcement of a major transformation plan. After a long negotiation process we reached an agreement with our social partners in February 2015 that will ensure a solid future for Delhaize Belgium and its associates. The measures foresee in the departure of 1800 people, the affiliation of 9 stores and the closure of store.

In addition to these difficult measures, and in order for Delhaize to regain its historical strength in Belgium, we plan investments in our commercial strategy, in increased training of our associates, we will modernize our store and distribution network and further progress in our ambitious plans for our online stores. The plan will be implemented over a period of 3 years starting in April 2015.

[GRAPHIC APPEARS HERE]

Despite this difficult situation, we continued to improve our sustainability practices, which also are crucial to the long-term health of our business. We furthered our ongoing mission to source sustainable seafood; invested in new technologies to reduce energy use in our operations; and completely reformulated our pork supply chain to make it more sustainable and nutritious. Read more about these actions, and other highlights from 2014, below.

“Sustainability is a key driver for food retailers such as Delhaize Belgium. With 4.5 million customer visits per week, we want to show that we can make a difference and that sustainable change is possible. Through our sustainability efforts, we want to minimize our impact on the environment support our clients and associates toward a healthy lifestyle and offer the most sustainable private brand assortment. We have achieved great success in areas such as sustainable seafood, food donations, product reformulations, CO2 emissions reduction and energy recovery. And we will continue our efforts using our 2020 ambition as a guide.”

Denis Knoops,

Chief Executive Officer Delhaize Belgium & Luxembourg

http://sustainabilityreport.delhaizegroup.com/local-performance/delhaize-america/	2/17

SUSTAINABLE PRIVATE BRANDS

[GRAPHIC APPEARS HERE]

The most important focus area in our journey to Supergood is providing our customers with healthy, sustainable private brand products. Doing so is part of our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to put customers first, and to offer sustainable products that are also delicious and affordable. In 2014, we refined and improved our ongoing sustainability efforts across many product categories.

Since 2009, we have collaborated with WWF on our sustainable seafood program. WWF assesses the fresh, frozen and canned seafood we sell in our stores based on their global analysis of many sustainability factors. Thanks to this partnership, we have been able to make

http://sustainabilityreport.delhaizegroup.com/local-performance/belgium-luxembourg-delhaize/	3/17

progressively more sustainable choices in our seafood assortments. Throughout the year we work closely with WWF to assess each new potential product while also supporting our suppliers’ transition to more sustainable practices.

As part of this annual review in 2014, we stopped stocking 2 species of fresh fish—skate and Atlantic wolffish—that are at risk of being overfished.

We also set an ambitious new objective: By 2020, we will source 80% of our fresh, frozen and canned fish from fisheries that meet Marine Stewardship Council (MSC) or Aquaculture Stewardship Council (ASC) or equivalent standards accepted by WWF. Here are some additional actions we have taken toward improving the sustainability of the seafood we sell:

•

We began sourcing fresh yellowfin tuna from the Philippines through the WWF Fisheries Improvement Project, which engages with local communities to improve sustainable fishing practices. The Philippines fishery relies on handlines, a more selective and lower-impact fishing method.

•	We also switched to MSC-certified tuna sources for our frozen tuna product.
•

We introduced 2 canned tuna products from MSC-certified fisheries and started an evaluation of our canned fish assortment to determine ways to improve its sustainability. This evaluation is ongoing, but will be an important step toward meeting our new 2020 goal.

We also improved the nutrition and sustainability of our private brand products beyond seafood. Highlights from 2014 include:

•

All the palm oil in our private brand products is covered by a Roundtable on Sustainable Palm Oil (RSPO) certification scheme. We also began including a logo on private brand packaging that helps customers to identify the products that use RSPO-certified sustainably sourced palm oil.

•

We continued to reformulate products to make them healthier and tastier. For example, our frozen pizzas now include 25% less salt, and our minced meat is now egg-free and contains less salt. In total, we have reformulated 5 000 products over the past 3 years.

•

We introduced 76 new gluten-free offerings, including new bread and beer products, in response to our customers’ demand. We also created a special gluten-free section in some of our stores to help our customers easily locate the products. These efforts illustrate our Principle of putting customers first, and doing what we can to deliver the best shopping experience.

•	We transformed our entire pork supply chain to be more sustainable and healthier under a

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project called “Better for Everyone.” We achieved this in partnership with The Healthy Farming Association Benelux, an organization of scientists and agricultural professionals that supports sustainable and healthy farming practices. Read a detailed account of this effort in our case study, “Providing Better Choices: Delhaize Belgium and Luxembourg’s Sustainable Meat Programs (http://sustainabilityreport.delhaizegroup.com/cose-studies/sustainable-privgte- brands/delhaize-belgium-luxemboura/).”

•

We increased sales of fair trade products by 37% in our integrated stores during the annual fair trade celebration. In this weeklong event, we celebrated the 25th anniversary of Fairtrade Belgium, an organization we have worked with since it was founded. Our participation in 2014 included an online educational campaign and promotion of fair trade products, as well as an online contest whose winner received a fair trade goodie bag. This promotion reached some 770 000 Facebook users.

Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

	2020 Sustainable Private Brand Goals	Delhaize Belgium & Luxembourg 2014 Progress

DELHAIZE GROUP GOALS

Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	78% of private brand products have GDA labeling

Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients	See progress on the operating company specific goals section, further below on this table

Food Safety	Audit all private brand suppliers for food safety compliance	96% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards 3% of private brand suppliers audited against other food safety standards

Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products	100% of palm oil use covered by RSPO certification schemes (37% Mass Balance/Segreqated, 63% GreenPalm
Certificates) 7% of palm oil use is traceable to the first importer

Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

Sustainable Wood	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our	Project kick-off and stakeholder identification
Fibers	operational use	Began integration of wood fibers guidelines in sourcing and packaging requirements Piloted guidelines for some paper products and packaging Planned pilot projects for 2015

Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	See progress on the operating company specific goals section, further below on this table

Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)

Continued to identity private brand products sourced from at-risk countries that are audited against social compliance schemes

Conducted follow-up audits with some producers that had been audited previously

DELHAIZE BELGIUM & LUXEMBOURG SPECIFIC GOALS

Nutritional	Offer the most healthy private brand products to our	Conducted 1500 product tastings to ensure our
Quality	customers

private brand products are equal to or better than competitors’ products in terms of taste and nutritional quality

Introduced “Better for Everyone” healthier pork range

Reformulated minced meat to remove eggs and reduce salt by 25%

Continued roll-out of the “Extra” logo on packaging to easily identify products with a nutritional benefit (label on approximately 80 products in our stores at end of 2014)

Sustainable Seafood	Source 80% of our fresh, frozen and canned fish from fisheries that meet Marine Stewardship Council (MSC) or Aquaculture Stewardship Council (ASC) or equivalent standards accepted by WWF by 2020

Since 2009, partnered with WWF to comply with their sustainable seafood policy (starting in fresh, then frozen and, in 2014, canned fish)

89% of private brand seafood product sales (fresh, frozen and canned) are either: 35% certified by MSC or ASC, 54% assessed as sustainable by WWF

Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

Sustainable Fruits & Vegetables	Source sustainable private brand fruits and vegetables	Explored projects to improve the sustainability of fruits and vegetables

Sustainable Meat	Source sustainable private brand meat products	Reformulated the entire pork range; launched European beef project and sourced Luxembourg beef

Sustainable Coffee	Source sustainable private brand coffee	Completed analysis of sustainable options for “Delhaize,” “365” and “Taste of Inspirations” ranges

Sustainable Packaging	Review private brand packaging against sustainable guidelines	Created and communicated new guidelines to buyers

	Include recycling information on private brand packaging	Continued to roll out new packaging featuring recycling information

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ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, building a culture within the company where the concept of waste no longer exists.

Here are some of the improvements we made last year:

•

We continued to expand our food donations to community organizations, which also help reduce food waste. 30 of our stores partnered with more than 50 local charitable organizations to provide the equivalent of 150 meals a day to people in need.

•

To further reduce food waste, we offered price reductions on food nearing its expiration date to encourage sales before the food becomes unusable. All food that is not sold or donated is sent to biogas digesters for energy production.

•

We encouraged customers to reduce food waste in their homes through a campaign called “Food Respect (http://nl.delhaize.be/acties/foodrespect),” which included in-store demonstrations of creative ways to take advantage of food that customers might otherwise throw away. We also provided recipes and tips for reducing food waste on our website and in our store magazine.

•

We tested a new “recycling island” in our 2 next-generation concept stores, which feature new design and layout elements. The island allows customers to recycle items such as batteries and light bulbs quickly and easily. The recycling islands were popular with customers, and we plan to include this design feature in all new stores.

•

We reduced our greenhouse gas emissions by becoming the first retailer in Belgium to use cutting-edge cryotech refrigeration systems in 15 of our food delivery trucks. This technology uses liquid carbon dioxide in an open-loop system, which keeps trucks cool while reducing emissions by 90.6% compared to conventional diesel-powered refrigeration.

•	We opened a new store near Liege featuring cutting-edge green technology. The store was built according to guidelines specified by BREEAM (Building Research Establishment

Environmental Assessment Methodology), an internationally recognized standard for sustainable building design. This state-of-the-art store features a green roof, water harvesting systems, CO2 refrigeration and many other sustainable features.

Delhaize in Belgium and Luxembourg – Sustainability Progress Report 2014

	2020 Zero Waste Goals	Delhaize Belgium & Luxembourg 2014 Progress
	DELHAIZE GROUP GOALS	
Recycling (*)	80% of waste will be recycled	See progress on the operating company specific goals section, further below on this table
Food Donations (*)	100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities	**1 138** tonnes of food donated to food banks Expanded program to increase donations of unsold fresh food
Greenhouse Gas Emissions	Achieve 20% reduction in CO_2 equivalent emissions per m² of sales area (against 2008 baseline)	Total carbon equivalent emissions per m² sales area of **0.488** tonnes CO_2 e/m² **26%** reduction since 2008 In 2015, Delhaize Belgium will set its own specific target for CO_2 reduction 2008-2020, as it has already exceeded the Delhaize Group-level goal of 20%
Refrigerants (+)	Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower	**100%** ozone-friendly refrigerants Average GWP of **3020**
	DELHAIZE BELGIUM & LUXEMBOURG SPECIFIC GOALS	
Recycling	82% of waste will be recycled	**74%** of waste recycled
Customer Engagement in Waste Reduction	Launch at least 1 project a year to engage customers on waste reduction (including food waste)	Hosted year-long "Food Respect" project aimed at encouraging customers to reduce food waste
	Improve annually the percentage of customers who feel our company is active in waste reduction	Surveyed customers to determine baseline awareness

(*) = new goal in 2014 **(+)** = revised goal in 2014

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Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

HEALTHY LIFESTYLES

We are committed to helping our associates, customers and communities make healthier choices. Along with reformulating our private brand products to improve their nutritional profiles, we launched a major marketing campaign under the name “Buy Well, Eat Well.” This campaign encouraged customers to take control of their budget and make balanced diet choices.

Additional 2014 actions include:

•	We sponsored many sports events throughout the year, most notably the Brussels 20 km race. We provided free registration to associates competing in the race.
•

We continued our “Color Your Plate” campaign, which reminds customers that a plate featuring many different vibrantly colored fruits and vegetables contributes to a balanced diet that is high in nutrients.

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Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

	2020 Healthy lifestyles Goals	Delhaize Belgium & Luxembourg 2014 Progress

DELHAIZE GROUP GOALS

Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental well-being and safety at work	The External Service for Prevention and Protection at Work conducted focus groups to analyze our associates’ wellbeing Full strategy for a Healthy Associates program will be developed in 2015

(*) = new goal in 2014

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Delhaize in Belgium and Luxembourg - Sustainability Progress Report 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

We remain committed to creating a work environment that empowers all of our employees. In 2014, we paid particular attention to issues of gender diversity:

•	Associates in the Store Support Office participated in learning sessions on topics such as “Balanced Leadership” and took advantage of a full catalog of training classes throughout the year.
•	Trainings for store associates, such as the continuation of our “top chef” program, focused on knowledge of our products, efficiency, and customer centricity.
•

145 associates participated in programs to boost gender diversity, including 25 female managers who participated in the JUMP Forum, an annual all-day external event dedicated to boosting gender equality at work and furthering women’s careers.

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One of Delhaize Group’s Principles (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) is learning to grow: We get stronger by analyzing our experiences, learning from each other and embracing change. So in 2014, we completed our first annual internal sustainability survey. We learned that our associates are not always aware of all the efforts going on at our company, in part because we have many projects underway in different departments. As a result, in 2015 we will begin work to improve our communication efforts among departments.

	2020 Associate Diversity and Development Goals	Delhaize Belgium & Luxembourg 2014 Progress
DELHAIZE GROUP GOALS
Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace	Associates participated in an all-day gender diversity forum Developed a Diversity & Inclusion action plan as part of the Group’s Associate Diversity Steering Committee
Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process	69% of associates (based on total number of associates at the end of the year) received documented performance dialogues (97% of eligible associates received dialogues)

(+) = revised goal in 2014

SUPPORTING OUR COMMUNITIES

We are sustained by our local communities, and we feel it is our responsibility to support them in turn.

•

We support many local businesses by selling their products in our stores. For example, this year we supported a new local producer by becoming the first retailer in Belgium to sell a food product made from insects, a protein source with a much lower environmental impact than traditional meat products. This innovative sandwich spread, made from mealworms, is manufactured locally and exclusively sold through Delhaize Belgium. It allowed us to introduce the idea of insect protein to our customers. Our supplier is developing similar products, including a spaghetti sauce and an imitation hamburger meat, that we will have on store shelves in 2015.

•

We continued to provide a budget for each store to spend on projects that benefit their local neighborhoods. These projects vary depending on the needs and resources of specific communities. In 2014, our stores supported schools, women’s entrepreneurial associations, scouting groups and sports clubs, among others.

Delhaize in Belgium and Luxembourg – Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

- Bio Forum (http://www.bioforum.be/)
- Bio Wallonie (http://www.bioforumwal.be/)
- Fairtrade Belgium (http://fairtradebelgium.be)
- KAURI (http://www.kauri.be/)
- Business & Society Belgium (http://www.businessandsociety.be)
- TFT (http://www.tft-forests.org/)
- UTZ Certified (https://www.utzcertified.org/)
- WWF Belgium (http://www.wwf.be)
- Fédération belge des banques alimentaires/ Belgische federatie van voedselbanken (http://www.banquesalimentaires.be)
- Atelier Groot Eiland (http://www.ateliergrooteiland.be/nl/ateliers/)
- Saint Vincent de Paul Society (http://vincentdepaul.be)

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ALFA BETA IN GREECE

This report covers Delhaize Group’s operations at its Alfa Beta stores in Greece. On this website you will also find information on Group-wide strategy and achievements, as well as the

For the last several years, Greece has struggled through an unprecedented economic crisis. At Alfa Beta, we’ve seen how this uncertainty has affected our local communities—especially the most vulnerable among us, including children and low-income families. In order to live up to our Promise (http://annualreport.delhaizegroup.com/strateav/strategic-framework/) to be responsible neighbors, we balanced our 2014 sustainability efforts between providing immediate support to our communities and sustaining momentum toward our 2020 goals.

For example, we helped improve the lives of people in our communities through a year-long charitable program aimed at alleviating hunger, as well as through food donations and volunteer efforts by our associates. At the same time, we continued to work toward longer-term goals by advancing the country’s first Fisheries Improvement Project, increasing our recycling rate and offering services to improve the health of our associates. This report highlights these initiatives and other achievements from our 2014 sustainability efforts.

“For Alfa Beta, sustainability is a strategic priority and a key to our success. The recent financial crisis in Greece has made us feel an even greater responsibility towards all of our stakeholders. Always faithful to our values, we are committed to continuing our efforts and developing initiatives that help our local communities and make our vision a reality.”

Leonidas Vrettakos,

Chief Operating Officer Alfa Beta

SUSTAINABLE PRIVATE BRANDS

Creating the most sustainable and healthy line of private brand products in our market is the primary focus of our 2020 Ambition. For Alfa Beta, our first steps toward achieving that goal include creating new, sustainable sources and processes for seafood and produce suppliers in Greece.

In 2014, we advanced the Fisheries Improvement Project (FIP) that we established in 2013 in partnership with the Manios sardine and anchovy fishing fleet in Kavala, WWF Greece and many other stakeholders. The fishermen confirmed their commitment to the plan during a meeting at which all stakeholders discussed fishery legislation, management issues and possible solutions. We will meet again in 2015 to discuss the implementation of sustainable fishing practices based on Marine Stewardship Council (MSC) guidelines. Because of the strong example the FIP is setting for the Mediterranean, the EU Fisheries Commissioner asked us to make a presentation about the project at a conference promoting sustainable seafood.

Implementing the second part of our partnership with WWF Greece, we created a Sustainable Aquaculture Code of Practice for farmed sea bass and sea bream. We are now in negotiations with our major suppliers to implement those standards.

We also upheld our principle of leading locally by strengthening and expanding our partnerships with local food suppliers:

•

To increase the sustainability of the produce grown in Greece and conserve a valuable resource in a water-stressed country, in 2014 we surveyed 72 of our fruit and vegetable growers (representing 70% of our total volume) about their water management practices. We are now using those results to establish standards for our suppliers to meet regarding sustainable water use.

•

We continued to invest in local products through our “Close to Greek Nature” line of traditional Greek foods. For example, we increased sales of pork products from “Greek Black Pigs” by 42% by raising more animals and adding new products, such as sausage. This program, started in 2013, re-introduced an indigenous breed of pigs raised exclusively by local farmers near Mount Olympus. We also added olive paste to the pigs’ diet, which improved the meat’s taste and nutritional profile.

	2020 Sustainable Private Brand Goals	Alfa Beta 2014 Progress
DELHAIZE GROUP GOALS
Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	81% of private brand products have GDA labeling
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients	Benchmarked sodium levels in ready meals
Food Safety	Audit all private brand suppliers for food safety compliance	62% of private brand suppliers audited for food safety by a third party auditor against GFSI standards 32% of private brand suppliers audited against other food safety standards
Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products	14% of palm oil use is traceable to the first importer 100% of palm oil use is covered by an RSPO- certification scheme (15% Mass Balance/Segregated, 85% GreenPalm Certificates]

Sustainable	Use 100% deforestation-free wood fibers-based materials in	Analyzed costs for transitioning to certified
Wood Fibers	our private brand products and packaging and for our operational use	wood fibers Integrated wood fibers guidelines in product specifications Started engaging suppliers with our requirements, to gauge their current status and ability to comply
Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	See progress on the operating company specific goals section, further below on this table
Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results [to BSCI or equivalent standards)

Continued to identify private brand products sourced from at-risk countries that are audited against social compliance schemes

Conducted follow-up audits with some producers that had been audited previously

ALFA BETA SPECIFIC GOALS
Sustainable Seafood	Engage local fisheries in sustainable fishing methods and apply sustainable guidelines to local aquaculture farms

All stakeholders signed onto a WWF Fisheries Improvement Project for the Kavala fishing fleet (Northern Greece)

Completed a WWF Sustainable Aquaculture Code of Practice for Mediterranean farmed seafood suppliers

Sustainable Fruits & Vegetables	80% of Greek fruit and vegetable growers have water management programs in place	33% of growers (representing 70% of our produce supply] completed analysis of their irrigation methods and agreed to measure their water use

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, building a culture within the company where the concept of waste no longer exists.

Here are highlights of our energy- and emission-related initiatives:

•	We eliminated ozone-depleting refrigerants from all our facilities by replacing them with ozone-friendly refrigerants.
•

We expanded “Earth Hour” to an entire weekend at all of our stores. Earth Hour is a WWF global initiative in March that encourages people to switch off lights and save electricity for an hour. We went beyond that hour, turning off our outside lights from Saturday through Monday, serving cold meals at our corporate headquarters and holding energy-saving contests between stores.

•	We reduced our carbon emissions by 32% from our 2008 baseline, thanks to these programs and more.

Avoiding, reducing, reusing, recycling and transforming waste from our operations is also part of our ambition because it increases our efficiency, reduces our costs and improves the environment. To that end, we’ve been helping our fruit and vegetable suppliers adopt more sustainable practices. In 2014, 56% of our produce was delivered in reusable crates by our suppliers, already exceeding our 2020 goal of 53%. We will continue to investigate whether additional products can be delivered in reusable crates.

In 2014, we also added the new goal of having all of our stores donate their safe, surplus food to the needy. We embraced this goal by donating to social organizations €156 805 worth of edible food in damaged packaging or approaching its expiration date.

We achieved this result by expanding a food donation program that began in 2013 from 12 to 60 stores. This project, developed in partnership with the nonprofit organization Boroume, ensures that edible non-perishable and fresh food products that might end up as waste are donated to people in need. We plan to expand the program to another 40 stores in 2015.

	2020 Zero Waste Goals	Alfa Beta 2014 Progress
DELHAIZE GROUP GOALS
Recycling (*)	80% of waste will be recycled	See progress on the operating company specific goals section, further below on this table
Food Donations (*)	100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities	213 tonnes of food donated to food banks Expanded program to increase donations of unsold fresh food (see ‘Alfa Beta Feeds Thousands in Need’ case study (/case-studies/communitv/alfa-beta/))
Greenhouse Gas Emissions	Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline)

Total carbon equivalent emissions per m2 sales area of 0.654 tonnes CO2 e/m2

32% reduction since 2008

In 2015, AB will set their own specific target for 2008- 2020 reduction level, as they have exceeded the Delhaize Group goal of 20%

Refrigerants (+)	Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower	100% ozone-friendly refrigerants Average GWP of 3157
ALFA BETA SPECIFIC GOALS
Recycling	81% recycling rate in our operations	54% of waste recycled
Waste Reduction	53% of fruits and vegetables delivered in reusable crates	Goal surpassed: 56% of the crates used to deliver fruits and vegetables are reusable, corresponding to 65% of our fruit and vegetable volume
Customer Engagement in Waste Reduction	Organize 10 activities per year to raise customer awareness of waste reduction and recycling	Ran 10 awareness campaigns through social media channels throughout the year

(*) = new goal in 2014             (+) = revised goal in 2014

HEALTHY LIFESTYLES

Helping our customers and associates lead healthier, more sustainable lives is one of the 4 focus areas of our 2020 Ambition. In 2014, we helped our associates get active and take preventative health measures:

•

We offered new health screening programs for cancer and cardiovascular diseases, as well as free or low-cost annual checkups, to help educate our associates about being more proactive with their health.

•

More than 100 associates chose to compete in the Hellenic Organization for Company Sport & Health Sport Games, an increase from 80 participants the previous year. Of those, 13 won medals. We also provided discounted gym memberships to all our associates and their families.

•

We partnered with Harokopio University to survey associates about their nutrition and eating habits. We will use those results to create helpful articles and a nutrition guide that provides tips on healthy eating for associates in 2015.

•	Our social workers, full-time associates who provide support and advice on personal and family issues, continued visiting our stores and offered their services to our associates who needed it.

	2020 Healthy Lifestyles Goals	Alfa Beta 2014 Progress
DELHAIZE GROUP GOALS
Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental well-being and safety at work

106 associates competed in the Company Sport Games as a member of Hellenic Organization for Company Sport and Health

Surveyed associates about their nutrition habits to develop guide for healthier eating

(*) = new goal in 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

Our Promise to associates includes providing opportunities to develop skills that advance their careers. In 2013, we added a customer service training program for associates in our Fresh Departments. In 2014, we improved the training we provide to our corporate managers and directors.

We launched new leadership programs with training modules specifically tailored to each level of our management structure:

•	More than 150 middle managers learned about leadership strategies and developed personal action plans to improve their leadership skills.
•	We instituted a new performance appraisal system for store managers and department supervisors. This system allows them to identify and prioritize which management skills they want to improve.

	2020 Associate Diversity and Development Goals	Alfa Beta 2014 Progress
DELHAIZE GROUP GOALS
Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace	Developed a Diversity & Inclusion Action Plan as part of the Group’s Associate Diversity Steering Committee
Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process	90% of all associates received documented performance dialogues (100% of eligible associates received dialogues)

(+) = revised goal in 2014

Alfa Beta in Greece - Sustainability Progress Report 2014

SUPPORTING OUR COMMUNITIES

Serving our communities has been an Alfa Beta priority since the Vassilopoulos brothers started our company in the 1970s. We’ve increased that commitment in recent years as the people of Greece have faced economic and political uncertainty.

In September 2013 we launched an ambitious charitable giving program called “52 Weeks—52 actions fighting hunger and adversity.” For the following year, we supported 52 charitable organizations that fed the hungry. In total, we donated more than €350 000 worth of cash, gift vouchers, food and essential items to nonprofit organizations. Read more about this effort in our case study, “Alfa Beta Feeds Thousands in Need (/case-studies/community/alfa-beta/).”

We repeated the “52 Weeks” program for a second year beginning in September 2014, with a new focus on providing food aid to children. This issue is important because many families continue to face financial hardships, and children often arrive at school hungry. In October 2014, we began a year-long program of providing nutritious breakfasts and lunches to students at 52 schools across the country. We will continue the program through December 2015, in partnership

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Alfa Beta in Greece - Sustainability Progress Report 2014

with the Institute of Preventive Medicine, Environmental and Occupational Health, a Greek NGO. We also will continue to donate the net proceeds of sales of our line of charitable products, which include mugs, reusable bags and candles, to 52 additional NGOs that help children in need.

Additional community support initiatives from 2014:

•

5 433 associates, clients and friends participated in our 2014 AB Volunteer Day. This year an additional 1488 volunteers, and 64 more stores, participated, resulting in a 38% increase in volunteers from the previous year. Participants spent the day doing a range of volunteer work, from taking foster children to the zoo to playing in charity football matches.

•	We donated 3 000 Christmas meals to families in need. Our stores raised money for the project by donating 1 cent from every purchase of select AB products.

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Alfa Beta in Greece - Sustainability Progress Report 2014

2014 AWARDS

Ethos Sustainability Awards, Ethos Media

First prize in the category “Environment and Sustainable Cities” for reducing our carbon footprint by 20% over 2008 levels, 8 years before our 2020 goal.

Facilities Management Awards 2014, Plant Management magazine

First place award in the “Wastewater Treatment” category for our “Saving Water and Waste

Management Program” at our warehouse in Inofita.

Oikopolis Award, EcoCity

For our joint effort with WWF Greece to improve the sustainability of sardine and anchovy fishing fleets in Kavala.

Corporate Social Responsibility (CSR)-Environment, Self Service Magazine

Best Performance category for the implementation of our sustainable fishing fleet program that began in October 2013, in collaboration with WWF.

National Champion Company, European Business Awards

For our “52 Weeks” program and our sustainable seafood strategy.

Greek Business Awards for the Environment, European Commission

For our efforts to reduce our carbon footprint.

CSR Retail Strategy Award, Retail Business Awards

For our “52 Weeks” program.

Environmental Awards 2015, Boussias Communications

Three gold awards for Recycling and Reusing, Monitoring of Greenhouse Gas Emissions and Footprint, and Reduction of Hazardous Substances that Affect the Ozone Layer. Our triple gold distinction culminated in a prestigious Grand Award.

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Alfa Beta in Greece - Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

Boroume (http://www.boroume.gr)                 Prolepsis (http://www.prolepsis.gr)

WWF Greece (http://www.wwf.gr/)

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Mega image in Romania – Sustainability Progress Report 2014

MEGA IMAGE IN ROMANIA

This report covers Delhaize Group’s operations in Romania, at Mega Image and Shop & Go stores. On this website you will also find information on Group-wide strategy and achievements, as well as the accomplishments of other Delhaize Group operating companies.

Mega Image’s journey to Supergood is shaped by the unique aspects of our country and its culture. For example, while Romania has a long agricultural tradition, the concept of sustainability is relatively new here. So our work often involves finding commonality between traditional Romanian practices and sustainability values. In this way, we can cater to the specific needs of our customers, associates and local communities.

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Mega image in Romania – Sustainability Progress Report 2014

In 2014, we took several steps in this direction, including further development of our Gusturi Romanesti range of private brand products, which are based on traditional Romanian food products. We also continued to support our local communities through the Mega Image Community Fund and by providing health care services to our associates.

“Matching sustainability with business development is one of our key priorities. We are particularly proud of steps we have taken in this direction over the past 3 years, including reducing and recycling our waste, reducing our energy consumption and increasing the quality and nutritional profile of our private brand products. Our partnership with local fruit and vegetable producers has been recognized by our customers, inspiring us to take further steps toward supporting the well-being of our communities and local producers as we continue to work toward becoming a sustainability leader in our market.”

Xavier Piesvaux,

Chief Operating Officer Mega image

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Mega image in Romania – Sustainability Progress Report 2014

SUSTAINABLE PRIVATE BRANDS

Our customers trust us to provide value for their families, meet their grocery needs and delight them with innovations in taste and convenience. We upheld this commitment in 2014 by expanding and improving our range of healthy, high-quality private brand products.

Highlights include:

•

We introduced a line of high-quality, sustainably sourced eggs from local producers. This new partnership with local farmers is one example of how we are integrating modern sustainability practices with traditional Romanian agriculture. Read more about this effort our case study, “Modernizing Traditions: Mega Image Adds Eggs to its Gusturi Romanesti Line (http://sustainabilityreport.delhaizegroup.com/case-studies/sustainable-private-brands/mega-image/).”

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Mega image in Romania – Sustainability Progress Report 2014
•	We began selling local fruits and vegetables produced from our 2013 partnership program with local farmers (see last year’s case study
•

(http://sustainabilityreport.delhaizegroup.com/case-studies/sustainable-private-brands/mega-image/) for more information on this project.) The products, which included tomatoes, eggplants, white peppers and salad greens, were very popular with customers, and all of the farmers signed on to continue the project in 2015. We plan to double our investment and increase the number of farmers we partner with to bring even more fresh, locally grown produce to our customers under the Gusturi Romanesti brand.

•

We started work on reformulating our private brand products to make them more nutritious while keeping their price consistent. Making these products healthier without sacrificing taste involved food safety and quality assessments and blind taste tests.

•	We completed the process of removing monosodium glutamate (MSG) from all our local private brand products. MSG is a controversial flavor enhancer. We began removing it from our products in 2013.
•	We increased the number of organic private brand products we offer, adding 94 new organic options for our customers.

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Mega Image in Romania – Sustainability Progress Report 2014

	2020 Sustainable Private Brand Goals	Mega Image 2014 Progress
	DELHAIZE GROUP GOALS	
Nutritional Labeling	Continue to apply clear nutritional labeling on our private brand products	**90%** of private brand products have GDA labeling
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients	**3** products reformulated to improve the nutritional quality
Food Safety	Audit all private brand suppliers for food safety compliance	**74%** of private brand suppliers audited for food safety by a third-party auditor against GFSI standards
		25% of private brand suppliers audited against other food safety standards
Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products	**100%** of palm oil use covered by RSPO certification schemes (**46%** Mass Balance/Segregated, **54%** GreenPalm Certificates)
		47% of palm oil use is traceable to the first importer
Sustainable Wood Fibers	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use	Work will begin in 2015
Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	Surveyed Romanian suppliers of private brand seafood products to understand current practices related to sustainability
		37% of private brand seafood products traceable to the fishery or farm of origin
Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)	Plans are in place to begin auditing key suppliers in 2015
	MEGA IMAGE SPECIFIC GOALS	
Sustainable Dairy Products	80% of Gusturi Romanesti dairy products will be sustainably sourced	12 Gusturi Romanesti suppliers assessed for current sustainability practices After the analysis of results, guidelines will be developed for all suppliers
Packaging Recycling	80% recycling of delivery boxes from local private brand suppliers	We exceeded this goal by recycling more than **98%** of local private brand packaging

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Mega image in Romania – Sustainability Progress Report 2014

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, beginning to build a culture within the company where the concept of waste no longer exists.

Here are important waste reduction achievements from 2014:

•

We expanded our “fresh corner” project from 57 to 71 Mega Image locations. Fresh corners, which we launched as a pilot project in 2012 with funds from the Delhaize Group Sustainability Innovation Fund, sell fruit and vegetable juices and salads made in the store from safe, healthy produce that is approaching its sell-by date. This effort reduces the amount of food wasted and is popular with customers looking for fresh, healthy food products.

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Mega Image in Romania – Sustainability Progress Report 2014
form safe, healthy produce that is approaching its sell-by date. This effort reduces the amount of food wasted and is popular with customer looking for fresh, healthy food products.
•	We continued to improve and expand our store and warehouse recycling programs, exceeding our goal of a 35% recycling rate in 2014.
•

138 stores donated 290 000 kilograms of unsold food—primarily fruits and vegetables—to animal shelters and preserves. (Under Romanian law, these food products cannot be donated to organizations serving people.)

•	We donated approximately €21 000 worth of food products that could not be sold due to damaged packaging to schools and non-governmental organizations.
•	We launched an online campaign to teach customers how to recycle cardboard milk containers in partnership with a Romanian recycling company.
•	We raised awareness of renewable energy, recycling and planting trees to offset carbon emissions through a year-long program that included in-store and online communications.

We also adopted new technologies that reduced our energy consumption as part of our work toward Delhaize Group’s goal of reducing greenhouse gas emissions by 20% between 2008 and 2020. Here are a few examples:

•

We installed efficient light-emitting diode (LED) lighting systems in 55 stores. Going forward, all our new stores will feature LED lighting systems. We are also retrofitting existing stores with LED systems.

•

We reduced our stores’ average electricity consumption by 6% by improving the energy efficiency of our refrigeration systems. All new stores opening after September 2014 used efficient refrigeration systems. We also retrofitted doors onto refrigerated cases in our existing stores. Doing so reduced the refrigerated cases’ energy consumption by 30%.

•

We continued our support of green energy by purchasing Romanian wind energy credits to cover 100% of the electricity use of our Bucharest stores. By doing so we have offset the equivalent of 28 924 tonnes of CO2 emissions. We are the first Romanian food retailer to do so.

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Mega Image in Romania – Sustainability Progress Report 2014

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Mega Image in Romania – Sustainability Progress Report 2014

2020 Zero Waste Goals

Mega Image 2014 Progress

DELHAIZE GROUP GOALS

Recycling (*)

80% of waste will be recycled

See progress on the operating company specific goals section, further below on this table

Food Donations (*)

100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities

57 tonnes of products donated to food banks

Greenhouse Gas Emissions

Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline)

Total carbon equivalent emissions per m2 sales area of 0.579 tonnes CO2 e/m2

5% increase since 2008, due to an increase of Romanian electricity emission factors (despite a decrease in energy consumption)

Refrigerants (+)

Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower

Purchased 166 chestbox freezers with propane refrigerants

99% ozone-friendly refrigerants

Average GWP of 3225

MEGA IMAGE SPECIFIC GOALS

Recycling

60% recycling rate in our operations

42% of waste recycled

Customer Engagement in Waste Reduction

Organize 1 Zero Waste activity per year to educate customers about waste reduction

Partnered with a Romanian recycling organization on a Zero Waste campaign (online)

(*) = new goal in 2014         (+) = revised goal in 2014

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Mega Image in Romania – Sustainability Progress Report 2014

HEALTHY LIFESTYLES

Supporting the wellbeing of our associates and customers is an investment in our company’s future. While Romania offers a universal public health care system, many people still rely on costly private doctors for their health care. To offset these issues, we invested in programs to keep our associates healthy.

Highlights from 2014 include:

•

Approximately 300 associates received free consultations from a professional nutritionist and 93 associates received free diagnostic check-ups of their weight, blood pressure and respiratory systems from service providers.

•	In collaboration with the same service providers, we distributed a health and nutrition newsletter to all associates.
•	We continued offering free massage sessions to associates in our warehouse and headquarters to help alleviate stress.
•

We sponsored the Bucharest International Marathon and Half-Marathon, a high-profile event that allowed us to advocate for healthy lifestyles. In total, 84 associates participated in the different races held during the event.

We also took action to help our customers make healthy, sustainable choices:

•	We added new articles on sustainability and local food producers to our Mega monthly magazine, which provides customers with recipes and shopping tips.
•

We continued to post advice from a nutritionist on our website. This information provides nutritional advice and custom analysis of our products, helping our customers understand how our products can fit into a healthy diet.

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Mega Image in Romania – Sustainability Progress Report 2014

	2020 Healthy Lifestyles Goal	Mega Image 2014 Progress
DELHAIZE GROUP GOAL

Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental well-being and safety at work	Held internal Healthy Lifestyles campaign and developed new partnerships with health clubs

(*) = new goal in 2014

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Mega Image in Romania – Sustainability Progress Report 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

Investing in development and training is part of our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to provide associates with opportunities for growth. Here are a few of the programs we conducted in 2014:

•	We identified 345 associates as potential team leaders and held 13 training sessions that helped them develop skills and prepare for leadership roles.
•

Approximately 2 500 associates participated in on-the-job training sessions and 5 145 associates participated in e-learning modules. Both programs were aimed at helping associates develop a “put the customer first attitude,” which empowers individual associates to make a strong impact on sales by building relationships with customers.

•	We educated associates about our sustainable private brand products through a series of videos featuring interviews with suppliers, which were shown on Mega TV, our internal television channel.

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Mega Image in Romania – Sustainability Progress Report 2014

	2020 Associate Diversity and Development Goals	Mega Image 2014 Progress
DELHAIZE GROUP GOALS

Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace	Developed a Diversity & Inclusion action plan as part of the Group’s Associate Diversity Steering Committee

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process	66% of associates (based on total number of associates at the end of the year) received documented performance dialogues (98.6% of eligible associates received dialogues)

(+) = revised goal in 2014

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Mega Image in Romania – Sustainability Progress Report 2014

SUPPORTING OUR COMMUNITIES

We also support our local communities in ways that extend beyond the 4 focus areas of our sustainability strategy. That’s one reason we implemented the Mega Image Community Fund in 2013. This program provides grants to small-scale projects aimed at improving communities throughout Bucharest.

In 2014, we distributed grants to the 10 community-based projects that the Fund had chosen late in the previous year, which dealt with issues such as healthy food and education. Our associates also held a vote to choose one of those projects—a series of bicycle repair workshops—to receive an additional grant from the Fund.

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Mega Image in Romania – Sustainability Progress Report 2014

2014 AWARDS

Romanian CSR Awards 2014

(http://www.csrmedia.ro/)First prize in the Community Support category.

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Mega Image in Romania – Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

•	Fundatia Comunitara Bucuresti (http://WWW.mega-image.fundatiacomunitarabucuresti.ro/)
•	Asociatia Ecoassist (http://WWW.plantamfaptebune.ro)
•	Red Cross (http://WWW.crucearosie.ro)
•	Asociatia Telefonul Copilului (http://WWW.telefonulcopilului.ro)
•	Ecorom Ambalaje (http://WWW.ecoromambalaje.ro)

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Delhaize Serbia – Sustainability Progress Report 2014

DELHAIZE SERBIA

This report covers Delhaize Group’s operations at Delhaize Serbia, at Maxi, Shop & Go, Tempo and Tempo Express stores. On this website you will also find information on Group-wide strategy and achievements, as well as the accomplishments of other Delhaize Group operating companies.

Delhaize Serbia banners have been committed to setting the standard for sustainability in Serbia since being acquired by Delhaize Group in 2011. Sustainability is still a relatively new concept in Serbia. In fact, the word “sustainability” is difficult to translate into Serbian, which required us to

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Delhaize Serbia – Sustainability Progress Report 2014

brand our efforts under the new “Support to Sustain” name. Even as we improve our own operations we must also increase awareness of sustainability issues among our associates, suppliers, customers and communities.

To that end in 2014, we continued our program to help local farmers adopt sustainable practices. We also continued to expand our recycling and waste reduction programs. However, the Serbian economy struggled in 2014, and the country continued to face high levels of unemployment. So we offered many training sessions to help our associates develop new skills and to create a leadership pipeline; we also hosted recent graduates as interns. Our emphasis on balancing local needs and global concerns is in keeping with Delhaize Group’s strategy to achieve Supergood by 2020.

“We believe our responsible sourcing strategy will help preserve global natural resources, while also offering the best sustainable private brands locally, accelerating our growth and strengthening our leading position in the Serbian market.”

John Kyritsis,

Chief Operating Officer Delhaize Serbia

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Delhaize Serbia – Sustainability Progress Report 2014

SUSTAINABLE PRIVATE BRANDS

Our private brand products allow us to put our sustainability values into practice. In 2014, we focused on our sustainable fruits and vegetables program. This effort, begun in 2013, is part of an ongoing plan to encourage local farmers to adopt sustainable agriculture practices, while also providing our customers with locally sourced, sustainably grown produce labeled with the “Support to Sustain” name. Read more about these efforts, which were funded in part by the Delhaize Group Sustainability Innovation Fund, in our case study, “Delhaize Serbia Empowers Local Farmers to Compete in the European Market

(http://sustainabilitvreport.delhaizegroup.com/case-studies/sustainable-private-brands/delhaize-serbia/).”

We also improved our existing private brand products in many ways:

•	We created new sustainability guidelines in 3 key areas—food safety, fair working conditions and sustainably sourced ingredients—and shared them with our private brand suppliers.
•	We introduced a line of bread products with ingredients such as whole grains, buckwheat and nettle that were selected for their high nutritional value.
•

We worked with one of our private brand suppliers to develop high-quality paper products, including napkins and toilet paper, made from 100% recycled wood fibers. We expect to begin selling these products in 2015. This effort is an example of how we work closely with suppliers to find ways to make production more efficient, while moving toward the 2020 goal for deforestation-free wood fibers.

•

We were awarded funding by the Delhaize Group Sustainability Innovation Fund to develop nutritionally balanced private brand products aimed at encouraging children to enjoy healthier school lunches. We will also host an awareness campaign for children and teachers about the importance of healthy eating. The project will start in 2015.

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Delhaize Serbia – Sustainability Progress Report 2014

	2020 Sustainable Private Brand Goals	Delhaize Serbia 2014 Progress
DELHAIZE GROUP GOALS
Nutritional Labeling	Continue to apply dear nutritional labeling on our private brand products	48% of private brand products have GDA labeling
Nutritional Quality	Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients	Developed project plan for 2015
Food Safety	Audit all private brand suppliers for food safety compliance	32% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards 56% of private brand suppliers audited against other food safety standards
Sustainable Palm Oil	Use 100% traceable, deforestation-free palm oil in our private brand products

Held educational workshops with food suppliers

20% of palm oil in private brand products covered under an RSPO-certification scheme (20% Mass Balance/Segregated, 0% GreenPalm Certificates)

34% of palm oil use is traceable to the first importer

Sustainable Wood Fibers	Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use	Requirements for wood fibers-based materials were integrated in the sustainable packaging guidelines
Sustainable Seafood	Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	Draft seafood sourcing policy under review 63% of private brand seafood products traceable to the fisherv or farm of origin

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Delhaize Serbia – Sustainability Progress Report 2014

Fair Working Conditions	Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)	Questions to assess suppliers’ working conditions were incorporated in quality & safety audits

DELHAIZE SERBIA SPECIFIC GOALS

Sustainable Serbian Products	100% of Serbian private brand food producers follow sustainability guidelines

Comprehensive new sustainability guidelines were developed and shared with private brand suppliers

10 Serbian fruit and vegetable suppliers followed sustainability guidelines through the sustainable fruit and vegetable program

Sustainable Packaging	30% of private brand products meet sustainable packaging guidelines	New requirements for sustainable packaging were developed and shared with private brand suppliers

10 Serbian fruit and vegetable suppliers followed sustainability guidelines through the sustainable fruit and vegetable program.

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Delhaize Serbia – Sustainability Progress Report 2014

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, beginning to build a culture within the company where the concept of waste no longer exists.

We are at the beginning stages of our work to reduce emissions. In 2014, we completed our first audit of greenhouse gas emissions and discovered that results were quite high, compared to other operating companies. This is because our stores in Serbia tend to be older, with inefficient

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Delhaize Serbia –Sustainability Progress Report 2014

lighting and refrigeration systems. What’s more, Serbia’s electricity sources are not as clean as in other parts of Europe. Through implementing our ongoing renovation plan, we will improve the energy efficiency of our stores. In the meantime, here are a few of the actions we took in 2014:

•

Our new distribution center, which was completed in 2014, was built with energy efficiency in mind. The building features highly insulated external walls, energy-efficient heating and cooling systems, LED lights and motion sensor systems.

•

We installed energy-efficient lighting in 10 Tempo stores and LED lighting in 23 Mini Maxi stores, as well as energy-efficient doors on our refrigeration cabinets. We also began using efficient compressed-air heating in 23 stores. In total, we reduced our electricity use by 8 520.7 megawatt hours, and our CO2 emissions by 6 475 tonnes due to these and other updates.

In 2014, we found new uses for waste that might otherwise be sent to a landfill and held promotional campaigns to encourage our customers to increase their recycling rates. We also made it easier to recycle materials and food waste in our stores. Our dedication to zero waste has led our partner organizations to recognize us as a leader in in-house recycling and waste reduction in Serbia.

Highlights from 2014 include:

•

We worked on a program to donate edible surplus food to charitable organizations serving people in need, which will be launched in 2015. In the meantime, we donated food that could no longer be sold in stores to 4 local zoos and 4 small farms, which used the products to make animal feed. From the program’s inception in September, stores donated 64 tonnes of food that otherwise would have ended up in landfills.

•

An estimated 4 000 customers donated 7.85 tonnes of recyclable packaging during one month—more than half the recyclable packaging we normally collect in an entire year— thanks to an innovative new recycling campaign: In celebration of Tempo’s 10th anniversary, we invited customers to bring 10 recyclable packages to Tempo stores on Saturdays in the month of November. In exchange, customers received a free t-shirt with a message promoting recycling.

•

We made it easier to compare store performance by revamping our waste management tracking database. We began counting revenues from recycling as part of each store’s profit from operations (PFO) calculation so store managers can see how their recycling programs improve their bottom line.

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Delhaize Serbia – Sustainability Progress Report 2014

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Delhaize Serbia – Sustainability Progress Report 2014

	2020 Zero Waste Goals	Delhaize Serbia 2014 Progress
	DELHAIZE GROUP GOALS	
Recycling (*)	80% of waste will be recycled	See progress on the operating company specific goals section, further below on this table
Food Donations (*)	100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities	Prepared for food donation partnership with the Food Bank of Serbia, to begin in 2015
Greenhouse Gas Emissions	Achieve 20% reduction in CO_2 equivalent emissions per m² of sales area (against 2008 baseline)	For the first time, collected complete CO_2 equivalent emissions for Delhaize Serbia
		Total carbon equivalent emissions per m² sales area of **1.546** tonnes CO_2 e/m²
		Installed new refrigerator doors and energy efficient lighting
		Used compressors' waste heat to heat stores
Refrigerants (+)	Refrigerants will be 80% ozone-friendly and will have an average GWP of 2230 or lower	**93%** ozone friendly refrigerants and an average GWP of **2928**
	DELHAIZE SERBIA SPECIFIC GOALS	
Recycling	60% of waste diverted from landfill	**41%** of waste recycled
		Refined measurement of recycling
		Established solid waste collection procedures at the majority of our facilities
Consumer Engagement in Waste Reduction	Organize 2 activities per year to raise customer awareness of waste reduction and recycling	Hosted a month-long recycling campaign, which included 5 different weekend events, and collected **7.85** tonnes of recyclable waste

(*) = new goal in 2014 **(+)** = revised goal in 2014

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Delhaize Serbia –Sustainability Progress Report 2014

HEALTHY LIFESTYLES

Having healthy associates is fundamental to the future of our company. Empowering our associates to make healthy choices and offering incentives for improved health can also help our communities become more sustainable by helping combat the rise of diet- and lifestyle-related conditions. For that reason, in 2014 we provided our workforce with access to health care, medical testing and educational offerings that can put them on the path to healthier living.

•

Serbia has the highest mortality rate from breast cancer among European countries. In response, we began offering free mammograms to female store managers and employees at Delhaize Serbia headquarters over the age of 45. We intend to make this an annual program.

•	We negotiated with private medical clinics and health centers to provide our associates with discounts for medical services, educational workshops and fitness center memberships.

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Delhaize Serbia - Sustainability Progress Report 2014
•

We hosted workshops on healthy lifestyles and the importance of sustainability for our associates’ children. These workshops, which featured athletes from the Serbian Olympic team, educated the children about the importance of physical activity and protecting the environment.

	2020 Healthy Lifestyles Goals	Delhaize Serbia 2014 Progress
DELHAIZE GROUP GOALS

Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental wellbeing and safety at work	Provided monthly communications to increase awareness of common diseases

Provided health center discounts for associates

(*) = new goal in 2014

Delhaize Serbia - Sustainability Progress Report 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

We believe that our more than 10 000 associates have the power to serve as our brand ambassadors. As a result, we are especially committed to providing training opportunities that keep our associates informed and engaged. Promoting associate development helps us foster a healthy work environment, which encourages associates to stay with us.

We offer training programs for employees at every level. Here are highlights from the programs we offered in 2014:

•

300 employees at the managerial level participated in 12 558 hours of training on subjects such as professional development, managerial skills and leadership skills. These programs will foster leadership in those who will shape the future of our operations.

•

4 244 associates paticipated in 14 229 hours of customer care training, and 1 051 associates engaged in 2 102 hours on in-store training. These programs are aimed at creating a “customer first” culture, empowering individual associates to make a strong impact on sales by building relationship with customer. Meanwhile, in-store training helps our associates become more familiar with our products and business culture, including our private brands and our company Values (http://annualreport.delhaizegroup.com/strategy/strategic-framework/).

•	131 store and operations managers participated in high-level training on subjects such as the future of retail, financial report analysis and economic theory.

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Delhaize Serbia - Sustainability Progress Report 2014

We also know that having a diverse workforce makes us a stronger company and a better neighbor. We have worked to maintain a good balance of younger and older associates. In addition, 65% of management positions at Delhaize Serbia are held by women. In 2014 we prioritized providing employment for disabled people and expanded our internship program for recent graduates:

•	97 associates engaged in 388 hours of training aimed at creating a more supportive work environment for colleagues with disabilities, who make up approximately 2% of our workforce in Serbia.
•

We sponsored and were a featured speaker at “Minority Inclusion Shouldn’t Be an Illusion,” a regional conference in Belgrade. We promoted the work we have done to support associates with disabilities and increase diversity in our workforce, as well as other socially responsible acts.

•

We hosted 52 interns, a 57% increase over the number of interns in 2013. Most were recent university graduates, who worked in various departments within our headquarters. The overall unemployment rate in Serbia is quite high, so we are dedicated to helping young people obtain skills and knowledge that will help them succeed in the workplace.

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Delhaize Serbia - Sustainability Progress Report 2014 2020 Associate Diversity and Development Goals Delhaize Serbia 2014 Progress
DELHAIZE GROUP GOALS
Associate Diversify & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace	Provided jobs for 199 people with disabilities Developed a Diversity & Inclusion action plan as part of the Group’s Associate Diversity Steering Committee

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process	91% of associates (based on total number of associates at the end of the year) received documented performance dialogues (100% of eligible associates received dialogues)

(+) = revised goal in 2014

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Delhaize Serbia - Sustainability Progress Report 2014

SUPPORTING OUR COMMUNITIES

Staying engaged with our neighbors helps us create strong communities. In 2014, a major focus of our community engagement was assisting in the aftermath of major floods that caused significant damage throughout southeastern Europe, including Serbia. International organizations estimated the total damage to be € 1.55 billion, and the floods and subsequent landslides caused at least 62 deaths. In response, Delhaize Serbia provided both financial support and personnel to contribute to disaster relief efforts:

•	We donated 31 tonnes of food and water to people who were forced to abandon their homes.
•	We also delivered 2 truckloads of goods donated by our associates and volunteers from humanitarian organizations. Skilled workers from Delhaize Serbia helped distribute the goods.
•

In collaboration with Coca-Cola, Delhaize Serbia donated € 3 000 worth of hygiene products for babies and children, as well as 200 kilograms of home care products donated in collaboration with the B92 Fund, an organization that helps fund humanitarian work.

•	We sent additional donations to the animal shelter in Drazevac to provide for animals that were affected by the flooding.
•	We also organized an internal fundraising campaign for our associates whose homes were damaged or lost in the flooding, distributing a total of € 16 000 among 86 associates.

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Delhaize Serbia - Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

Banka hrane (http://www.bankahrane.org/)

Belhospice (http://www.belhospice.org/)

Supernatural (http://www.supernatural.rs/)

Zvoncica (http://www.zvoncica.org.rs/)

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Super Indo in Indonesia – Sustainability Progress Report 2014

SUPER INDO IN INDONESIA

This report covers Delhaize Group’s operations in Indonesia, at Super Indo stores. Look to our other reports for information on Group-wide strategy and performance, as well as the accomplishments of other Delhaize Group operating companies.

Striving to lead locally is one of Delhaize Group’s driving Principles (http://annualreport.delhaizegroup.com/strategy/strategic-framework/). and Super Indo’s sustainability initiatives in Indonesia are a demonstration of that principle in action. Although

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Super Indo in Indonesia – Sustainability Progress Report 2014

there is not yet widespread demand from customers that we source products sustainably or reduce waste from our operations, we are proactively putting our stores on that path because it is good for our communities and our business.

Our key initiatives in 2014 included making significant progress toward sourcing sustainable seafood, dramatically improving the recycled content of our packaging, reducing our food waste through food donations and composting, and continuing the country’s first incentive program to reduce plastic bag use. Here are highlights from our 2014 sustainability efforts.

“We know that our societal and environmental challenges are rising. Forward thinking businesses will be able to turn these challenges into opportunities. We are proud of the environmental leadership that we’ve been able to demonstrate, yet we acknowledge that stakeholder expectations continue to increase, particularly on waste management and well-being. We are making strides to create a positive impact through our support for local active lifestyle programs by organizing Integrated Health Service (Posyandu) for mothers and children at some of our stores, and our portfolio of produce waste recycling programs, but we know there is much more to do.”

Elliot Dickson,

Chief Operating Officer Super indo

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Super Indo in Indonesia – Sustainability Progress Report 2014

SUSTAINABLE PRIVATE BRANDS

Supporting local suppliers and respecting the environment is part of the promise we’ve made to our local communities. We delivered on that promise in 2014 through projects that improved the sustainability of our private brands.

First, we worked with our private brand suppliers to improve the sustainability of our packaging. Our achievements in the inaugural year of this effort included:

•

66% of our private brand products are now using recycled paper packaging material to reduce plastic packaging. This exceeded our initial target of 60% for the year. This moves Super Indo closer to our goal of using 100% deforestation-free wood fibers-based materials in our private brand products and packaging by 2020.

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Super Indo in Indonesia – Sustainability Progress Report 2014
•	44% of our private brand suppliers now include food handling information on their packages. This exceeded our initial target of 40% for the year.
•

90% of our private brand suppliers now put a “do not litter” symbol on their packaging. This fell short of our 2014 target of 95%, so we are continuing to encourage our suppliers to add this important message.

[GRAPHIC APPEARS HERE]

In 2014, we also completed the draft of our first-ever sustainable seafood policy, which we wrote in partnership with local seafood suppliers. All partners approved the policy, and we plan to roll it out to all of our seafood suppliers in 2015. Although most Indonesian shoppers are not yet demanding sustainably sourced seafood, we are committed to supporting healthy, sustainable fisheries for generations to come.

Our path to Supergood (http://www.delhaizegroup.com/en/Sustainability/OurApproach.aspx) also involves engaging our customers in support of local producers. So in 2014, we created instore communication materials and displays that highlighted our local products, including fruits and vegetables grown in Indonesia, for our shoppers.

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Super Indo in Indonesia – Sustainability Progress Report 2014

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Super Indo in Indonesia – Sustainability Progress Report 2014

2020 Sustainable Private Brand Goals

Super Indo 2014 Progress

DELHAIZE GROUP GOALS

Nutritional

Labeling

Continue to apply clear nutritional labeling on our private brand products

78% private brand products with nutritional labeling

Nutritional

Quality

Improve the nutritional quality of our private brand products, including minimizing added salt, fats, and sugars, and increasing vitamins and nutrients

Continued to focus on sales of fresh produce, fish and meats

Food

Safety

Audit all private brand suppliers for food safety compliance

3% of private brand suppliers audited for food safety by a third- party auditor against GFSI standards

95% of private brand suppliers audited against other food safety standards

Sustainable Palm Oil

Use 100% traceable, deforestation-free palm oil in our private brand products

Began discussions with palm oil suppliers on traceability and deforestation-free sourcing

Sustainable

Wood

Fibers

Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use

See progress on the operating company specific goals section, further below on this table

Sustainable

Seafood

Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision

See progress on the operating company specific goals section, further below on this table

Fair

Working

Conditions

Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)

Work will begin against this goal in 2015

SUPER INDO SPECIFIC GOALS

Sustainable

Wood

Fibers

100% of packaged private brand goods’ outer cases made from recycled paper

66% of private brand products have secondary packaging made from recycled fibers

Sustainable

Seafood

Apply sustainable sourcing guidelines to our seafood products (includes all seafood sold in the stores)

Adopted Sustainable Seafood Policy

Began assessment with aquaculture suppliers

Customer

Information

100% of private brand packaged food products include customer-friendly “Recycle/Do Not Litter” symbol and food handling information

90% of our private brand suppliers now put a “do not litter” symbol on their packaging

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Super Indo in Indonesia – Sustainability Progress Report 2014

ZERO WASTE

Part of our 2020 Ambition is to move toward being a Zero Waste company. To us, this means eliminating waste of materials and energy. To this end, we have specific goals on reducing food waste, maximizing recycling and reducing emissions from energy use and refrigerants within our operations. Our goals for 2020 won’t get us all the way to being a Zero Waste company, but they will move us significantly on the journey, beginning to build a culture within the company where the concept of waste no longer exists.

Through application of energy efficiency measures, in 2014 we achieved a 2% reduction in carbon dioxide equivalent emissions from our 2008 baseline. We also began work to improve refrigeration systems in new stores.

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Super Indo in Indonesia – Sustainability Progress Report 2014

In 2014 we reduced waste from our operations by expanding programs that we’d introduced the prior year: Giving cash back to customers who use reusable bags and composting fruit and vegetable waste.

Our reusable bag program—the first of its kind in Indonesia—gives customers cash back on their purchases for bringing in their own bags. Customers have the option of donating that cash to the Indonesian Solid Waste Association (INSWA).

•	Cash donations to INSWA totaled IDR 71 963 000, almost double the amount donated the previous year.
•

We also trained all cashiers to promote the campaign and answer customer questions about it and our broader sustainability commitment. This was a new training program that created standards for cashiers to describe the efforts in a friendly, encouraging way.

•	3 000 people signed commitments to not use plastic bags at Super Indo’s anniversary event in September in Jakarta, an increase from 2 000 in 2013.

We expanded our composting program that turns fruit and vegetable waste into liquid fertilizer, which launched in 2013 with a grant from Delhaize Group’s Sustainability Innovation Fund.

•	46 stores participated in the program in 2014, up from 7 stores in 2013.
•	We reduced daily food waste by 20-30 kg at each participating store.

To further reduce food waste, we are currently working on a program to donate produce that’s approaching its sell-by date to organizations that feed hungry people. In the meantime, in 2014 we had 2 Super Indo stores donate produce waste to the Jakarta Animal Aid Network, which supports neglected monkeys who have been rescued from street circuses.

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Super Indo in Indonesia – Sustainability Progress Report 2014

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Super Indo in Indonesia – Sustainability Progress Report 2014

2020 Zero Waste Goals

Super Indo 2014 Progress

DELHAIZE GROUP GOALS

Recycling (*)

80% of waste will be recycled

See progress on the operating company specific goals section, further below on this table

Food Donations (*)

100% of stores and warehouses will have Food Donation Programs in place to maximize the amount of surplus food that is donated to food recovery charities

Average of 140 kg of produce waste donated every day from 2 stores that participated in donation programs to feed animals

Explored partnership with local NGO for Food Donation Program to feed people in need

Greenhouse Gas Emissions

Achieve 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline]

Total carbon equivalent emissions per m2 sales area of 0.587 tonnes CO2 e/m2

2% reduction since 2008

Refrigerants (+)

Refrigerants will be 80% ozone-friendly and will have an average global warming potential (GWP) of 2230 or lower

59% ozone-friendly refrigerants Average GWP of 2755

SUPER INDO SPECIFIC GOALS

Recycling

100% of fruit and vegetable waste recycled for all stand - alone stores and the distribution center

46 stores (37% of total stores in 2014) participated in composting program for fruit and vegetable waste

Plastic Bag Reduction

50% reduction of average plastic bags per transaction (baseline 2013), and minimized environmental footprint of reusable bags

The result fell short of our 2014 target of 20%. We continue to encourage our customers and associates to reduce the use of plastic shopping bags

(*) = new goal in 2014         (+) = revised goal in 2014

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Super Indo in Indonesia – Sustainability Progress Report 2014

HEALTHY LIFESTYLES

Empowering our associates and communities to live healthier lives is part of the Promise we’ve made as a company. Here are ways we supported healthy lifestyles in 2014:

•	We continued to hold regular weekly, free aerobics classes every Sunday at 75 stores. The activity attracts more than 100 customers and associates at each location every week.
•	We held weekly sports activities for associates at corporate headquarters. All associates were invited to participate in indoor soccer and basketball programs.
•	As part of Super Indo’s anniversary event, we held a Fun Walk that attracted more than 600 participants, who walked 5 kilometers through the city and picked up trash along the way.

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Super Indo in Indonesia – Sustainability Progress Report 2014

	2020 Healthy lifestyles Goals	Super Indo 2014 Progress
DELHAIZE GROUP GOALS
Associate Wellbeing (*)	All operating companies will implement healthy living programs, covering 5 pillars: nutrition, physical activity, physical health, mental well-being and safety at work	Supported physical activities for associates
Began development of our Distribution Center Safety Management Program

(*) = new goal in 2014

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Super Indo in Indonesia – Sustainability Progress Report 2014

ASSOCIATE DIVERSITY AND DEVELOPMENT

Our journey to Supergood also includes investing in opportunities for growth and development for our associates. We introduced 3 key training programs in 2014 for our division heads, assistant store managers and retail managers.

•	75 assistant store managers finished a training program to help them be more analytical, strategic and customer focused.
•

223 retail managers completed courses to improve their soft skills, such as communication and leadership, as well as technical skills in store operations. This training is intended to help them advance into higher management positions.

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Super Indo in Indonesia – Sustainability Progress Report 2014

	2020 Associate Diversity and Development Goals	Super Indo 2014 Progress
DELHAIZE GROUP GOALS

Associate Diversity & Inclusion (+)	All operating companies will have active programs in place addressing 5 focus areas: gender, generations, race/ethnicity, disabilities and cultivating a diverse and inclusive workplace	Developed a Diversity & Inclusion action plan as part of the Group’s Associate Diversity Steering Committee

Associate Development	Ensure that all associates go through an annual documented performance and development dialogue process	86% of associates (based on total number of associates at the end of the year) received documented performance dialogues (100% of eligible associates received dialogues)

(+) = revised goal in 2014

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Super Indo in Indonesia – Sustainability Progress Report 2014

SUPPORTING OUR COMMUNITIES

At Super Indo, we strive to support thriving, healthy communities through a variety of programs. The most important is our 3-year partnership with Posyandu, a community health organization.

In 2014, we continued to host monthly Posyandu clinics at 5 of our stores, which provide free checkups and vaccines for children. We served an average of 65 children each month at each location. Read more about this initiative in our case study, “Super Indo Helps Provide Healthcare for Mothers and Children (http://sustainabilityreport.delhaizegroup.com/case-studies/healthy- lifestyles/super-indo/).”

We also hosted a blood drive in 14 of our stores in recognition of National Blood Donation Day, and 326 customers and associates participated in the program.

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Super Indo in Indonesia – Sustainability Progress Report 2014

KEY SUSTAINABILITY PARTNERS

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2014:

•	Indonesian Red Cross (https://www.ifrc.org/en/what-we-do/where-we-work/asia-pacific/indonesian-red-cross-society/)
•	Indonesia Solid Waste Association (http://inswa.or.id/)
•	Jakarta Animal Aid Network (http://jakartaanimalaid.com/)
•	Kick Andy Foundation (http://www.kickandy.com/foundation)
•	Posyandu (http://posyandu.org/)
•	Sustainable Fisheries Partnership (http://www.sustainablefish.org/)
•	The Forest Trust (http://www.tft-earth.org/)

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Providing Better Choices: Delhaiz Belgium and Luxemberg’s Sustainable Meat Programs – Sustainability Progress Report 2014

PROVIDING BETTER CHOICES:

DELHAIZE BELGIUM AND

LUXEMBOURG’S SUSTAINABLE

MEAT PROGRAMS

Meat is a cornerstone of the European diet, yet meat production can have an outsized impact on the environment and human health. Delhaize offers an increasing number of meat-free protein sources, including a range of seeds, nuts, legumes and a new insect-based sandwich spread. At the same time, we are improving the sustainability of the meat products we sell in our stores. To that end, Delhaize in Belgium and Luxembourg developed 3 projects in 2014 to increase the healthy, affordable and unique options available in our meat assortment.

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Providing Better Choices: Delhaize Belgium and Luxembourg’s Sustainable Meat Programs – Sustainability Progress Report 2014

SUSTAINABLE PORK: AN APPEALING CHOICE

Pork is an affordable meat for many customers. That made it ideal for an ambitious project that created healthier pork products—without increasing prices. “Until now, most of our healthier options were offered in our premium range,” says Jean van de Put, Delhaize Belgium’s Buying Director of Meat and Fish.

To improve sustainability, we began at the first step in the pork supply chain: animal feed. The Healthy Farming Association Benelux, an organization of scientists and agricultural professionals, helped develop a feed that is made from a mix of grains and is richer in Omega 3 fatty acids than traditional, corn-based feed. This feed results in healthier meat, as the pork contains at least twice the Omega 3, an essential nutrient, as conventional pork meat. Furthermore, growing a more diverse set of crops for the feed, rather than relying only on corn, promotes biodiversity in the farming region.

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Providing Better Choices: Delhaize Belgium and Luxembourg’s Sustainable Meat Programs – Sustainability Progress Report 2014

To encourage farmers to adopt the new, more expensive feed, we paid for the difference in cost from regular feed. We coordinated with 47 farmers, 10 feed suppliers and 5 slaughterhouses.

Pork generated by this project is sold under the Delhaize brand, and is currently available in the majority of Delhaize Belgium and Luxembourg stores. We plan to offer it in 100% of our stores by the end of 2015.

“The program has been a win-win situation for the entire supply chain. That’s why we call it ‘Better for Everyone.’ it’s better for the farmer, for the environment, for the customer and for us as well.”

Jean van de Put,

Buying Director of Meat and Fish, Delhaize Belgium

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Providing Better Choices: Delhaiz Belgium and Luxembourg’s Sustainable Meat Programs – Sustainability Progress Report 2014

LOCAL BEEF IN LUXEMBOURG

Our customers also increasingly want local foods with distinctive flavors. To meet this need, in 2014 we began offering premium beef from a unique breed of cattle known as Angus Mullerthal, which comes from the Mullerthal region of Luxembourg.

The breed subsists on free-range grazing. This practice limits the livestock operation’s environmental impact—as does the fact that the slaughterhouse and butcher shop that prepare the meat are located in close proximity to the farm.

Besides offering environmental benefits, Angus Mullerthal beef is known for being particularly tender, with a distinctive flavor. For that reason, the beef has become popular with restaurant chefs seeking to highlight local flavors and recipes.

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Providing Better Choices: Delhaize Belgium and Luxembourg’s Sustainable Meat Programs – Sustainability Progress Report 2014

SPOTLIGHT ON UNIQUE BEEF OPTIONS

To further meet demand for unique meat products, we developed our European Beef project. Every 3 months we spotlight a premium beef from a breed that is specific to a particular region— such as Rubia Galega beef from northern Spain or Vache Normande from the Normandy region of France.

This product line allows us to offer European meat products as an alternative to meats sourced from farther away. We also sell the products in vacuum packaging, which increases the shelf life of the meat and reduces food waste.

We introduced the products to customers with promotional displays about each region, and we told the story of the breed on the meat’s packaging. Each featured product is available for a limited time, which helps increase customers’ interest.

Providing this sense of excitement is an integral part of our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to customers. We want them to be delighted to find options that are affordable, healthy and sustainable—and also tasty. These three projects help us fulfill that ambition.

“Customers like being surprised by a product they’re not already familiar with.”

Gilles Mortier,

Purchaser of Fresh Meat, Delhaize Belgium

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Delhaize Serbia Empowers Local Farmers to Compete on the European Market – Sustainability Progress Report 2014

DELHAIZE SERBIA EMPOWERS

LOCAL FARMERS TO COMPETE ON

THE EUROPEAN MARKET

As Serbia works toward joining the European Union, Delhaize Serbia understands that our efforts to promote sustainability can help the country adapt to changes that EU membership will bring. In 2014, we implemented a sustainable fruit and vegetable program that will not only provide our customers with healthy, locally grown produce, but will also provide significant long-term benefits for participating farmers.

“When EU membership finally happens, we will be flooded with high-quality products from producers in other EU countries that use the most efficient sustainable practices. We want to empower our local farmers to be competitive on that level.”

Relja Kosanovic,

Coordinator for Sustainable Development, Delhaize Serbia

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Delhaize Serbia Empowers Local Farmers to Compete on the European Market – Sustainability Progress Report 2014

OUR FIRST HARVEST

We began planning the sustainable fruit and vegetable program in 2013 (see last year’s case study for more information). In 2014, we put those plans into action.

Many of the small- and medium-scale producers selected for the program were not accustomed to our rigorous standards for food safely and traceability. “We did not want the farmers to think that we were just imposing rules that took up time and processes that cost money,” explains Kosanovic.

To help the farmers adjust, we conducted an education campaign that involved group meetings and one-on-one sessions with experienced consultants. These efforts helped our partner farmers understand how practices such as soil/water analysis and more thorough documentation systems could actually increase production and reduce risk over time.

We also launched a marketing effort to promote the fruits and vegetables under Delhaize Serbia’s “Support to Sustain” slogan, including in-store displays that highlighted the farm of origin and key nutritional benefits of each product. Customer response was positive. “They were pleased to see a big grocery chain focusing on small farmers,” says Katarina Boskovic, Quality and Sustainability Director for Delhaize Serbia.

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Delhaize Serbia Empowers Local Farmers to Compete on the European Market – Sustainability Progress Report 2014

A cyclone that caused floods and landslides in spring 2014 delayed delivery of the products into stores by several weeks. Despite these difficulties, we introduced locally produced carrots, beets, tomatoes and other vegetables to our stores in June, and sold 710 tonnes worth of the sustainable produce by the end of the year.

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Delhaize Serbia Empowers Local Farmers to Compete on the European Market – Sustainability Progress Report 2014

CELEBRATING SUCCESSES

We marked the end of the program’s first year with a celebration for our farmers and producers. The 2 producers that we felt made the greatest progress received a special prize: We paid for their application for GLOBALG.A.P. certification, an international standard for safe, sustainable agriculture.

There are fewer than 300 certified GLOBALG.A.P. producers in Serbia, compared to thousands in countries such as France or Italy. This certification will help our partners sell their products more widely, as many EU markets look for this certification when selecting producers.

We also plan to use the “Support to Sustain” slogan for additional initiatives, including new programs for sustainable breads and other locally produced products that will be available year round.

“We were the first retailer in Serbia to talk about sustainability ideas, and now we’re showing that they can be put into practice right here in Serbia,” says Boskovic.

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Modernizing Traditions: Mega Image Adds Eggs to its Gusturi Romanesti Line - Sustainability Progress Report 2014

MODERNIZING TRADITIONS:

MEGA IMAGE ADDS EGGS TO ITS

GUSTURI ROMANESTI LINE

Mega Image’s unique path toward Supergood includes efforts to fuse modern sustainability with traditional Romanian agricultural practices through our Gusturi Romanesti (“Romanian Taste”) range of private brand products. We introduced the product line in 2010 and customers responded enthusiastically. In 2014 we added a new product to the Gusturi Romanesti line: Eggs sourced from local farms where chickens range freely and eat an all-natural diet.

“We noticed that Romanian consumers missed the fresh taste of the food they’d grown up eating on their grandparents’

farms.”

Valentin lonescu,

Category Manager for Dairy & Eggs, Mega Image

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Modernizing Traditions: Mega Image Adds Eggs to its Gusturi Romanesti Line - Sustainability Progress Report 2014

RECOGNIZING CUSTOMER DEMAND

Inspiration for the project came from our store managers, who noticed that egg sales declined in the spring and summer months, when local producers sell their wares at traditional farmers markets. That decline in sales was a sign that our customers were interested in buying eggs from local producers who use traditional methods and provide their chickens with high-quality, chemical-free feed.

To begin offering eggs under the Gusturi Romanesti brand, though, we needed to find local producers who could meet our high standards for food quality and safety. We ultimately selected 2 producers, one of whom we had worked with before. “These small-scale producers with little brand recognition can benefit by selling their products under the Gusturi Romanesti name, which is known and appreciated by customers,” lonescu says.

We then invested in these farmers to ensure they could meet our standards. We had both suppliers audited by food safety experts.

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Modernizing Traditions: Mega Image Adds Eggs to its Gusturi Romanesti Line - Sustainability Progress Report 2014

detects small cracks in eggshells, and another that provides a precise measurement of each egg’s size.

Getting the suppliers ready took about 3 months. But the investment in time and money made us confident that our suppliers were offering eggs that meet the quality and safety standards of the trusted Gusturi Romanesti name.

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Modernizing Traditions: Mega Image Adds Eggs to its Gusturi Romanesti Line - Sustainability Progress Report 2014

EXPANDING THE PROJECT

To introduce customers to our new Gusturi Romanesti eggs, we promoted the product in our stores and in our monthly Mega Image catalogue. Although the project is still in its infancy, customer response has been positive.

Thanks to this success, we plan to work with our suppliers to increase the number of Gusturi Romanesti eggs we offer in 2015. The eggs will also be featured in Mega Image’s new store format, which will sell only Gusturi Romanesti products.

Perhaps the most inspiring aspect of our growing Gusturi Romanesti line has been how it influences other producers. “We’re seeing a new trend with our suppliers,” lonescu says. “They’re inspired by market demand and projects like this, and as a result they are producing more traditional and less processed foods. This increased interest in traditional products has been a positive development, and one that has encouraged us to develop the Gusturi Romanesti line even further.”

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Food Lion Pilots a New Approach to Zero Waste – Sustainability Progress Report 2014

FOOD LION PILOTS A NEW APPROACH TO ZERO WASTE

In 2014, Delhaize America’s Food Lion banner wanted to accelerate its efforts toward achieving zero waste—a key component of Delhaize Group’s 2020 Ambition. So Food Lion launched a pilot program at its concept store—in Concord, North Carolina, just outside of Charlotte—to test a comprehensiveto test a comprehensive set of new actions. The goal of the pilot was to reduce waste by 80% in the program’s first year. The Concord store not only achieved the goal, but exceeded expectations.

“We want our customers to know they can count on us not just for the products they need, but to help address hunger and be a good environmental steward. Through our work at the Concord store, we found a way to serve our customers well, engage associates and customers in environmental preservation, and feed our neighbors in need at the same time.”

Troy Leshko,

Division Vice President, Food Lion

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Food Lion Pilots a New Approach to Zero Waste – Sustainability Progress Report 2014

COMBINING FOOD DONATIONS AND COMPOSTING

Even before the pilot began, the Concord store had already adopted some waste reduction practices. It donated fresh food to local food banks through the company’s Food Lion Feeds food donation program and had recycling containers positioned around the store.

However, several issues prevented those efforts from reaching their potential. For instance, if food bank representatives showed up too early in the day, before the produce had been sorted, then fresh fruits and vegetables that could have been donated were often thrown away instead of donated.

In response, the store prioritized food donations by improving communication with food bank representatives to ensure they visited in the late morning or afternoon every day to pick up edible food. As part of the pilot, composting was also introduced as an option for inedible food or produce waste, such as corn husks or damaged lettuce leaves, that might otherwise be thrown in the trash. The store partnered with a local family farm to collect food waste and create compost for gardening.

Within a few months, the pilot store was donating or composting 200 pounds of food per day that would have otherwise been thrown away.

John Laughead, Sustainability Manager for Delhaize America, says that comparing food donations to composting rates helped the store determine where to focus its efforts.

“When the composting rate increased, that meant we needed to better coordinate with the nonprofits that pick up food to ensure the store was not throwing away, or composting, food that could actually be donated.”

John Laughead,

Sustainability Manager, Delhaize America

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Food Lion Pilots a New Approach to Zero Waste – Sustainability Progress Report 2014

INCREASING CUSTOMER AND ASSOCIATE RECYCLING

Before the pilot, the store’s recycling bins for plastic and paper were underutilized and accepted a limited range of materials. In 2014, as part of the pilot, the store revamped its recycling program to include new materials like hard plastics and office paper, as well as to better engage customers and associates with recycling.

Managers chose a color-coded, three receptacle bin custom built for Food Lion to accept aluminum and glass, plastics and paper. The store made the divided bins accessible to customers inside and outside the store, as well as to associates in every break room. The store also placed bins just for paper recycling near the cash registers and used signs to promote the new recycling options.

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Food Lion Pilots a New Approach to Zero Waste – Sustainability Progress Report 2014

The results were dramatic. The store doubled the amount of plastics it recycled in 2014. Overall, the food donations, composting and recycling program reduced the number of dumpsters the store sent to the landfill each day from 6 to 1.

Laughead says the program reflects Food Lion associates’ resolve to find creative solutions that reduce the store’s operating costs, as well as its waste. Their work is also an example of the Delhaize Group Principle (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) of learning to grow by analyzing experiences and embracing change.

Because the pilot was so successful, Food Lion has since introduced zero waste initiatives in an additional 50 Food Lion stores. The company plans to further expand the pilot to 250 stores in 2015 and to all Food Lion stores by the end of 2018.

“The Zero Waste pilot program was an overwhelming success thanks to the commitment from store associates and engagement from customers,” says Laughead. “We’re eager to expand this program to additional stores, and eventually our entire footprint, with the ultimate goal of creating zero waste at Food Lion.”

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Hannaford Helps Teach Healthy Eating on a Budget – Sustainability Progress Report 2014

HANNAFORD HELPS TEACH HEALTHY EATING ON A BUDGET

For many Americans, eating a healthy diet on a limited budget is a challenge. But Delhaize America’s Hannaford banner is committed to providing fresh, nutritious and affordable foods that help customers live healthy lives. That’s why in 2014 Hannaford increased its support for a national nonprofit called Cooking Matters, which helps people living on tight budgets shop for and cook healthy meals.

“This isn’t a band-aid program. We are really helping get to the core of the problem by empowering people to make healthy affordable meals at home.”

Sherri Stevens,

Community Relations Specialist, Hannaford

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MEALS FOR 4 THAT COST $10

Hannaford Helps Teach Healthy Eating on a Budget – Sustainability Progress Report 2014

Cooking Matters offers 6-week cooking and shopping courses to low-income adults, teens and even childcare providers. Taught jointly by volunteer chefs and nutritionists, the classes demonstrate how to cook several healthy, nutritious meals that serve 4, but cost less than $10 each. Popular recipes include turkey tacos and stove-top macaroni and cheese with broccoli.

As the program’s grocery sponsor in 4 states, Hannaford provides the food for all the cooking classes. Each participant also leaves with a bag of Hannaford groceries to recreate the meals at home.

“We’re showing people how to cook nutritious meals on a budget, and also teaching them why it’s important,” says Courtney Kennedy, Cooking Matters’ Nutrition and Education Manager in Maine.

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Hannaford Helps Teach Healthy Eating on a Budget – Sustainability Progress Report 2014

In addition to the 6-week class, Cooking Matters provides tours of Hannaford stores to teach hands-on lessons on reading food labels, buying produce on a budget, identifying whole grains and comparing unit prices. At the end of each tour, participants receive a $10 Hannaford gift card. "These tours really help teach people how to stretch a dollar," Stevens says.

To help even more customers learn how to buy and cook healthy food, we also funded the production of a cookbook called 30 Days on $200 (http://www.hannaford.com/30dayscookbook). The cookbook was the project of a medical student in Maine who wanted to create a nutrition guide for people in the Federal Food Assistance Program. We distributed about 10 000 cookbooks to hundreds of food pantries and to Hannaford customers through our store dietitians. Select Hannaford stores also held cookbook signings.

SHARE OUR STRENGTH'S
COOKING
MATTERS
NO KID HUNGRY

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Hannaford Helps Teach Healthy Eating on a Budget – Sustainability Progress Report 2014

CHANGING BEHAVIOR

Our increased support for Cooking Matters is helping even more people learn to shop and cook healthy meals for their families. In 2014, there were 353 classes held in the 4 states in which we sponsored the program, with 2 554 participants. Another 4 396 people took part in our store tours. And in 2014, our donations to Cooking Matters programs in Maine, Massachusetts, New Hampshire and New York totaled more than $ 180 000.

Cooking Matters is conducting a formal study in Maine to measure the long-term impact of those classes. The results of the study will be available in summer 2015. But Kennedy’s conversations with participants have convinced her that the classes have made a difference: They’re buying healthier food and cooking better meals. “People are making real behavior changes,” she says.

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Super Indo Helps Provide Healthcare for Mothers and Children – Sustainability Progress Report 2014

SUPER INDO HELPS PROVIDE HEALTHCARE FOR MOTHERS AND CHILDREN

Indonesia historically has struggled with high infant mortality rates and childhood malnutrition. But the country has witnessed significant improvement in these health issues in recent years thanks in part to the efforts of a volunteer-based community health organization called Posyandu. The organization sets up monthly clinics in thousands of locations around the country to provide vaccinations, nutritional supplements and breast feeding support to pregnant women and children. Super Indo saw the impact Posyandu was having, and decided to join the cause: Since 2012, we have partnered with the organization to hold Posyandu clinics in our store parking lots.

“Our stores are at the heart of the communities we serve. Our goal is not just to provide great service and the best products, but also to make a positive difference and to be a good neighbor.”

Wim Maris,

Vice President of Procurement, Marketing and Sustainability, Super Indo

graphic

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Super Indo Helps Provide Healthcare for Mothers and Children – Sustainability Progress Report 2014

DELIVERING SERVICES WHERE FAMILIES SHOP

One reason a partnership made sense was because we could help Posyandu reach its core audience: Mothers and children. Mothers comprise most of our customers, and they often bring their children with them while shopping. “We wanted them to know that we also care about the health of their children,” says Yuvlinda Susanta, Super Indo’s Department Head of Corporate Communications and Sustainability.

So we invited Posyandu to set up monthly health clinics in the parking lots of our stores, and we provided desks, chairs, water and food. We also engaged our suppliers, who in some cases provided tents for the clinics as well as snacks and goodie bags for the mothers and children in attendance.

At each monthly event, volunteer health workers offered free checkups and immunizations for children under 5, as well as health, nutrition and breastfeeding counseling to mothers.

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Super Indo Helps Provide Healthcare for Mothers and Children – Sustainability Progress Report 2014

MAKING A DIFFERENCE

Facing declines in government funding, Posyandu has struggled to keep its 260 000 posts across Indonesia open. That has made our 3-year partnership even more important: We have helped raise awareness about the clinics in the communities we serve, while providing free locations and supplies to ensure Posyandu can continue its mission.

Since starting our partnership in 2012, we have worked with Posyandu to focus our clinics on communities in lower income areas, which tend to have the greatest health needs. For that reason, we have reduced the number of stores that hold clinics from 22 stores 2012 to 5 stores in 2014. In the 3 years that we have worked with Posyandu, clinics at our stores served 870 children and mothers. We spent 25 million IDR over 3 years to help Posyandu deliver those services.

We plan to continue our partnership with Posyandu to ensure that the most vulnerable children and mothers in our communities have convenient access to health services and nutrition information.

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Super Indo Helps Provide Healthcare for Mothers and Children – Sustainability Progress Report 2014

“Supporting thriving communities is part of our company promise, and this is one way we can empower customers to live healthier lives. We love to do this because we know it is serving a big need.”

Yuvlinda Susanta,

Department Head of Corporate Communications and Sustainability, Super Indo

Graphic

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Alfa Beta Feeds Thousands in Need – Sustainability Progress Report 2014

ALFA BETA FEEDS THOUSANDS IN NEED

Greece continues to suffer fallout from the greatest economic depression in the nation’s history. Although the economy officially stopped shrinking in 2014, unemployment remains at more than 25 percent. Alfa Beta has always supported our local communities, but we realized that this unprecedented crisis called for unprecedented action. In particular, we needed to help our neighbors with the most pressing effect of economic hardship: Hunger. “We were seeing a large demand for food donations,” says Alexia Machera, AB’s Communication and Sustainability Manager. In response, we created our “52 Weeks, 52 Actions of Caring and Feeding” program to provide regular assistance for Greek families in need over the course of an entire year.

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Alfa Beta Feeds Thousands in Need – Sustainability Progress Report 2014

A COUNTRY-WIDE EFFORT

The campaign called for AB to provide financial support, grocery vouchers and food donations to 52 different nonprofit organizations, beginning in October 2013 and continuing for 52 weeks.

To coordinate this effort, AB partnered with NGO Boroume to identify 52 nonprofit organizations that work specifically on hunger relief.

We chose organizations from across the country, which included food banks, church-based services, soup kitchens, orphanages and homes for the elderly. “We wanted to support each region of Greece,” says A. Machera.

Over Christmas, we increased our food donations by handing out 3 000 baskets of food to help families in need cook a proper holiday meal. We also engaged our associates and customers in the campaign. Throughout the year, customers participated by donating food and by purchasing charitable products that included reusable bags, diaries, candles and coffee mugs.

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Alfa Beta Feeds Thousands in Need – Sustainability Progress Report 2014

“Providing families with grocery vouchers to use at our stores also was crucial: The vouchers allowed families to purchase fresh foods and produce, which usually are difficult for hunger-relief organizations to provide.”

Alexia Machera,

Communication and Sustainability Manager, Alfa Beta

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A NEW MODEL FOR GIVING

Alfa Beta Feeds Thousands in Need – Sustainability Progress Report 2014

The program’s impact was substantial: Over 52 weeks, AB donated more than € 160 000 in grocery vouchers and 2 300 grocery bags of food and other products. Our suppliers donated an additional € 126 000 worth of food. Proceeds from the sale of charitable products generated more than € 66 000. The campaign also received the “Ruban d’Honneur” distinction in the Environmental & Corporate Sustainability category at the 2014 European Business Awards.

Seeing those results helped convince us to make our “52 Weeks” campaign an annual event by selecting a new cause and new organizations to support each year. The second “52 Weeks” campaign, which began in September 2014, is focused on feeding children. “So many children are affected by the current economic uncertainty; there are many that are malnourished and even fainting in class,” A. Machera says.

We are confident that this new approach will help us better deliver on our Promise (http://annualreport.delhaizegroup.com/strategy/strategic-framework/) to our customers and communities. “It’s important for us to keep the ‘52 Weeks’ project going because we believe in it,” says A. Machera. “Supporting those in need in our communities is core to who we are.”

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OUR 2014 DATA TABLE

AND METHODOLOGY

The 2014 sustainability report is our eighth sustainability report and the fifth in which we obtained limited assurance for a selected number of indicators. This section aims at providing the information needed to understand our sustainability performance in 2014 and the trends from the previous two years. It includes the following:

Our 2014 data table with the full set of indicators for 2012-2014

Data methodology (including external assurance information and link to assurance statement)

Key definitions and calculations

Click here to access EY’s External Assurance Statement

OUR 2014 DATA TABLE

As explained in detail in the data methodology section below, each year we work on strengthening our processes for data quality. This includes refining definitions and calculations as well as correcting errors found in previous years. We therefore re-stated 2012 and 2013 data when relevant, to enable data comparability over years. We achieved limited assurance on several indicators, indicated as follows in the table:

* Indicators that obtained limited assurance from EY for reporting year 2014.

The reporting scope refers to the percentage covered within the mentioned geographical area or entity, indicated as follows in the table:

Reporting Scope A = data scope expressed in % of 2014 revenues

Reporting Scope B = data scope expressed in % of 2014 associates

Reporting Scope C = data scope expressed in % of 2014 square meters of sales area

1

PRODUCT

		2012	2013	2014	Comments	Reporting Scope A
HEALTHY EATING						
Delhaize America	% food sales from products that earned at least 1 star	27%	27%	26%	We use our *Guiding Stars* nutritional information system to give an at-a-glance read-out of how each product scores in terms of nutrition. Foods with 1 star offer good nutritional value, 2 better and 3 best	100%
	% of private brand food sales from products that earn at least one Guiding Star	28%	33%	35% *		100%
European Operating Companies & Indonesia	% of private brand products with Guideline Daily Amounts (GDA) labels	94%	84%	78% *	GDAs are used across the food industry indicating on the label the energy and nutrient content of a portion of food or beverage, and how much that represents of an adult's daily dietary needs Figure does not count private brand products sourced from one DG operating company but sold at another	100%
FOOD SAFETY						
Delhaize Group	% private brand suppliers audited for food safety by a third party auditor - against Global Food Safety Initiative (GFSI) standards	79%	82%	84% *	GFSI standards are best in class food safety standards in the industry. Third party audits against GFSI standards are conducted by external auditors Figure does not count private brand products sourced from one DG operating company but sold at another	100%
	% private brand suppliers audited for food safety against other food safety standards	12%	13%	14%	We include second-party and third-party audits against other food safety standards than GFSI	100%
	% company-operated stores audited for food safety	98%	98%	99%		100%
	Number of private brand food recalls	217	278	285		100%
	Number of private brand food recalls for food safety reasons (part of total recalls above)	83	102	113		100%
RESPONSIBLE SOURCING						
Delhaize Group	% food sales from organic products	1.8%	1.8%	2.1%		100%
	Number of fairtrade food products certified by a fairtrade label	-	-	242	New KPI in 2014	100%
	% seafood sales from seafood products certified by the MSC or ASC	3%	6%	10%	New KPI in 2014	100%
	% of private brand seafood products traceable to the fishery or farm of origin	-	-	57%	New KPI in 2014	100%
	% cage-free eggs on total number of egg products	23%	24%	24%		100%
	% of palm oil by tonnes in our private brands that is traceable to the first importer	-	-	20%	New KPIs in 2014	100%
	% of palm oil by tonnes in private brand products that is covered by 'RSPO Book&Claim' (GreenPalm certificates)	-	-	57%		100%
	% of palm oil by tonnes in private brand products that is certified against RSPO Mass Balance or RSPO Segregated	-	-	12%		100%

2

SOCIAL

		2012	2013	2014	Comments	Reporting Scope B
OCCUPATIONAL HEALTH AND SAFETY						
Delhaize Group	Accident severity rate, days lost per 1000 hours worked	0.3	0.3	0.3 *	The rate is calculated as follows: [Number of days lost due to accidents / (number of hours worked during the reporting period)] x 1000	99%
European Operating Companies	Absenteeism rate	3.3%	4.1%	4.2% *	The rate is calculated as follows: Absenteeism hours/ (hours worked + absenteeism hours). 2013 data corrected after an error was found	99%
CAREER DEVELOPMENT						
Delhaize Group	% of associates who received a performance dialogue	79%	73%	73% *	Percentage is calculated on total number of associates at the end of the year	82%
	% of manager positions filled internally	85%	83%	87%		99%
ASSOCIATE SATISFACTION						
Delhaize Group	Total retention rate	72%	72%	73%	Formula used: [(Number of associates at the beginning of the reporting period + External Hires during the reporting period) – total departures] / [Number of associates at the beginning of the reporting period + External Hires during the reporting period] x 100	100%
ASSOCIATE TRAINING						
Delhaize Group	% of associates who received an instructor-led training	66%	58%	40% *		99%
	% of associates who received a computer based training	60%	63%	60% *		99%
	Number of instructor-led training, in 1000 hours	2 357	3 174	3 194*		99%
	Number of computer based training, in 1000 hours	400	471	379 *		99%
	Average number of instructor-led training hours per trained associate	18	25	39 *		99%
	Average number of computer based training hours per trained associate	3	3	3 *		99%
DIVERSITY						
Delhaize Group	% associates who are part-time	56%	53%	52%	Percentages are calculated on total number of associates at the end of the year	100%
	% associates who are female	51%	52%	52% *		100%
	% managers who are female	28%	30%	31% *	New KPI in 2014	99%
	% of associates over 50 years old	20%	19%	19% *	Percentages are calculated on total number of associates at the end of the year	99%
	% of associates below 30 years old	43%	43%	42% *		99%
Delhaize America	% of associates from ethnic minorities	27%	28%	28%		100%

3

SOCIAL (CONTINUED)

		2012	2013	2014	Comments	Reporting Scope A
COMMUNITY INVOLVEMENT						
Delhaize Group	Products donated, thousand tonnes	20	28	27	Includes direct food donations, excludes customers' donations	100%
	Direct cash donations to charities, million EUR	3	3	2	Includes cash donations from our charitable foundations, sponsorships of community programs, and cash donations from store budgets	100%
	% of direct cash donations on pre-tax profit	1.2%	1.1%	0.7%	2012 profit before tax value adjusted due to new accounting rules on the treatment of pension liabilities/costs which need to be applied retrospectively. Adjustment applied as to follow financial results adjusted for Annual Report	100%

ENVIRONMENTAL

		2012	2013	2014	Comments	Reporting Scope C
TOTAL CLIMATE CHANGE IMPACT IN CO_2E EMISSIONS						
Delhaize Group	Total carbon equivalent emissions, tonnes CO_2e	2 648 695	2 534 863	2 466 154*	All years adjusted to be compliant with GHG Protocol 2014 (fuel emission factors) and to take into account updated refrigerant Global Warming Potential (GWP) from Bitzer Refrigerant 2014	100%
	Total SCOPE 1 carbon equivalent emissions, tonnes CO_2e	1 071 011	990 044	962 853		100%
	Total SCOPE 2 carbon equivalent emissions, tonnes CO_2e	1 521 740	1 481 826	1 438 083		100%
	Total SCOPE 3 carbon equivalent emissions, tonnes CO_2e	55 944	62 993	65 218		100%
	Total carbon equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.599	0.583	0.599 *		100%
	% reduction carbon equivalent emissions per m² of sales area (against 2008 baseline)	8%	10%	8% *	The baseline (0.648 tonnes CO_2e/m^2) did not include Serbia in 2008. All Operationg Companies excluding Serbia have accomplished a reduction of 14% against 2008 baseline	100%
BUILDING FACILITIES - ENERGY CONSUMPTION, RENEWABLE ENERGY AND RELATED CO_2 EQUIVALENT EMISSIONS						
Delhaize Group	Facilities energy consumption equivalent emissions, tonnes CO_2e	1 600 669	1 565 316	1 517 807*	All years adjusted to be compliant with GHG Protocol 2014 (fuel emission factors).	100%
	Facilities energy consumption equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.362	0.360	0.369 *		100%
	Facilities energy consumption, MWh	3 575 141	3 523 405	3 296 808*		100%
	Facilities energy consumption per m² sales area, kWh/m²	809	810	801 *	2013 data corrected after an error was found in sales area taken into account	100%
	Total renewable electricity consumed on site, MWh	235 696	151 441	64 095		100%
	% renewable electricity on total electricity consumed	7%	5%	2%		100%
	Avoided grid electricity CO_2 emissions, tonnes CO_2e	56 697	40 665	29 771 *	CO_2 emissions avoided from renewable energy produced and consumed on-site and from green electricity contracts	100%

4

ENVIRONMENTAL (CONTINUED)

		2012	2013	2014	Comments	Reporting Scope A
TRANSPORT - ENERGY CONSUMPTION AND RELATED CO_2 EQUIVALENT EMISSIONS						
Delhaize Group	Transport equivalent emissions, tonnes CO_2e	174 940	180 923	178 295 *	Transport includes both transport of our products from distribution centers to stores and associates business travel. All years adjusted to be compliant with GHG Protocol 2014 (fuel emission factors)	100%
	Transport equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.04	0.04	0.04 *		100%
	Total distance traveled by owned and by third party trucks, million km	152	166	152		100%
	Distance traveled by owned trucks, million km	102	101	94		100%
	Fuel consumed per 100 km by our owned trucks, liters/100km	35	35	35		100%

		2012	2013	2014	Comments	Reporting Scope C
REFRIGERANTS - CO_2 EQUIVALENT EMISSIONS AND OZONE-FRIENDLY REFRIGERANTS						
Delhaize Group	Refrigerants equivalent emissions, tonnes CO_2e	873 086	788 624	770 051 *	All years adjusted to take into account updated refrigerant Global Warming Potential (GWP) from Bitzer Refrigerant 2014	100%
	Refrigerants equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.197	0.181	0.187 *		100%
	% ozone-friendly refrigerants on total refrigerants used	50%	51%	55% *		100%
	Average GWP	2 439	2 424	2 362 *	Average GWP is based on total refrigerant charge	100%

		2012	2013	2014	Comments	Reporting Scope A
WASTE AND RECYCLING						
Delhaize Group	Total waste generated, metric tonnes	404 656	424 015	434 873 *	2012 scope include data from our operations at Delhaize America and Delhaize Belgium. 2013 & 2014 scope include data from our operations in 5 Operating Companies	99%
	% of waste recycled	54%	56%	58% *		99%
	% of waste sent to landfill	41%	38%	36% *		99%
	% of waste incinerated and transformed in energy	5%	6%	6% *		99%
	Cost of waste disposal and recycling activities, million EUR	15	15	13		99%
	Income from recycling activities, million EUR	19	20	19		99%
WATER CONSUMPTION						
Delhaize Group	Total water consumption, million m³	3.2	3.4	3.1		100%
	Total water consumption per m² sales area, m³/m²	0.76	0.82	0.74		100%
CARRIER BAGS						
Delhaize Group	Number of non-reusable carrier bags distributed, million	2 414	2 713	2 538	Non-reusable carrier bags include photodegradable, oxo-biodegradable, biodegradable, paper and plastic bags	100%

5

DATA METHODOLOGY

Data systems

•

As in prior years, local data collection and Group consolidation are managed via a professional web-based data collection software and database, Enablon. The system facilitates the collection process, and supports data consistency and consolidation.

•	In 2014, our carbon footprint data collection and measurement has been made in the Enablon GHG-MS system, an improvement from the spreadsheet tool used in previous years.

Data governance

In 2010, we established a Sustainability Data Review Committee made of six members from different Corporate departments, including Financial Planning & Analysis, Investor Relations, Internal Audit, IT, Sustainability, and Compliance & Ethics. The Committee, headed by the Executive Vice President Human Resources, Internal Communications and Sustainability, reviewed our 2014 data and related processes. The purpose of the Committee is to strengthen our performance in sustainability tracking and reporting, and to support the integration of our sustainability data processes into the financial data processes.

Data assurance

Reported sustainability indicators are audited once every 3 years. For 2014 data, we are completing a 3-year auditing cycle that began in 2012. Any new indicators will be incorporated into the next 3-year audit cycle.

Delhaize Group contracted EY to perform a limited assurance engagement on a set of 34 indicators (marked as * in the 2014 data table), in order to confirm quality of data reported while increasing the reliability of the data gathering procedures and the accountability level of the relevant business managers. EY partially relied on the work performed by the Delhaize Group Internal Audit department to substantiate their conclusions.

Click here to access EY’s 2014 External Assurance Statement

Scope and consolidation

We specified the relative scope of each indicator in our 2014 data table to ease the readers’ understanding of the coverage of our data. The scope for 2014 data collection includes operating companies from the United States, Belgium, Greece, Romania, Serbia and Indonesia. For the first time, data from Serbia is included in the carbon footprint measurement. Depending on the indicator, the relative scope is provided in terms of revenues, number of associates or square meters sales area.

Geographic scope

•	Group data covers all operating companies when available. Group consolidated data might, however, exclude specific operating companies due to data unavailability.
•	U.S. data includes all our active U.S. operating companies (Food Lion and Hannaford), unless specified otherwise. It excludes divested banners (Bottom Dollar Food, Harveys, Reids and Sweetbay).
•	European operating companies’ data includes data from Belgium, Greece, Serbia and Romania, unless otherwise specified.

Operational scope

•	Company-operated stores only (most sustainability data from affiliated stores are not tracked)
•	Distribution centers
•	Office buildings
•	Product transportation (owned and third party trucks) and associate travel (company-provided vehicles and flights)

Carbon footprint methodology and data scope

The carbon footprint methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD)/World Resources Institute (WRI) Greenhouse Gas (GHG) Protocol regarding corporate greenhouse gas accounting and reporting. The carbon footprint takes into account Scope 1, Scope 2 and limited Scope 3 (the distinction is clearly reported for the first year).

•	Scope 1 (direct GHG emissions): emissions from sources that are owned or controlled by Delhaize Group (for example, fuel combustion in buildings and company-owned vehicles, refrigerant leakages).

•

Scope 2 (indirect GHG emissions): emissions from the generation of purchased electricity, heat or steam consumed by the company. They are not “direct” emissions in that they arise from third party installations but are attributed to the Group’s operations as the end user of the electricity, heat or steam.

•

Limited Scope 3 (other indirect emissions): trucking emissions from subcontracted trucks that deliver Delhaize Group products from operated distribution centers to stores; and fuel combustion by planes for associates travel, including commercial flights and leased aircraft.

The Group’s total CO2-equivalent emissions and energy figures include all energy and related emissions data as defined by the scopes above, including data from facilities that closed or opened during 2014, with the exception of divested banners (Bottom Dollar Food, Harveys, Reids and Sweetbay). The latest available emission factors have been used. Electricity emission factors are sourced from the International Energy Agency (IEA, 2012 values) for European countries and Indonesia and from GHG Protocol 2014 (based on eGrid 2010 values issued by the U.S. Environmental Protection Agency—EPA). Fuels emission factors are sourced from GHG Protocol 2014 wherever available, otherwise from other appropriate sources. For refrigerant leakages, we apply the Global Warming Potentials (GWP) for refrigerants available from Bitzer International 2014 wherever available, otherwise from other appropriate sources, such as the Intergovernmental Panel for Climate Change (IPCC).

We did not extend the exercise to include all Scope 3 emissions but we work with our peer companies and suppliers to better understand our climate change impact throughout our entire value chain. Scope 3 defined by the GHG Protocol accounts for all the remaining emissions that result from our activities, ranging from products transportation to affiliated stores to emissions from our supply chain, which includes growing and packaging the food we sell.

Relevance of performance indicators and data trends

Relevance of performance indicators

To improve our performance reporting in 2014, we assessed the relevance and materiality of the indicators we had published in our previous reports - against the Global Reporting Initiative principles and framework, against stakeholders’ requests and against our Group sustainability strategy. This process has led to the following main adjustments:

•

Our Sustainability Report focuses on the key performance indicators that were assessed as best to show our progress against our strategy in sustainability and other material issues under our reporting scope. When relevant and possible a 3-year trend is provided.

•

Our ‘2014 data table’ includes the full set of indicators we report on. It contains indicators that were assessed as second priority indicators but still relevant for our progress reporting and for external stakeholders. For instance, we report absolute data as to fit different analysts’ methodologies.

While we value consistency in our reporting, we will continue to assess the best indicators for disclosure and to strengthen the methodology behind them.

Data trends

We use 2012 as our baseline for comparison (except for our carbon footprint baseline, which is 2008). We had to re-state some of the 2012 and 2013 data to make it comparable with 2014. Restatements are mainly due to corrections to previous years’ errors and refinement in calculation methods and definitions. This process ensures quality and comparability of our data over years.

Definitions and calculations

To support data consolidation, we adopt common definitions of indicators on sustainability across the Group. Below are notes on specific definitions to add context to the ‘2014 data table’ as needed and to facilitate comparison with other companies.

Absenteeism rate

Number of hours lost due to absenteeism on total number of hours scheduled to be worked by our associates. Absenteeism includes an associate absent from work because of incapacity of any kind, not just as a result of work-related accident or disease. Our definition is based on the European Works Council.

Specifications:

•	Excludes leave absences such as holidays, study, maternity/paternity leave and compassionate leave
•	Includes absence because of illness or accidents
•	Includes unjustified absence

Accident severity rate

Number of days lost due to accidents per 1 000 hours worked. The number of days are days scheduled to be worked according to each associate’s schedule. An accident is a non-fatal or fatal injury arising in the course of work or on the way from home to work and from work to home. Our formula is based on the Global Reporting Initiative (GRI) guidelines.

CO2 emissions / CO2 equivalent (CO2e)

CO2 emissions data reported stand for a calculated CO2 equivalent: actual CO2 emitted plus equivalent emissions from other greenhouse gases (such as CH4, N2O and F-gases).

Distribution distance of owned and third party trucks

The total distance traveled by owned and third party trucks, between distribution centers and company-operated stores (to go and return). For Delhaize Belgium, this data exceptionally includes the total distance traveled between distribution centers and affiliated stores.

Ethnic minorities

Racial and ethnic categories are reported as defined by the United States Census Bureau.

Fairtrade

Fairtrade means certified as fairtrade by authorized fairtrade labeling organizations. Authorized fairtrade Labeling Organizations are organizations certified by the Fairtrade Labelling Organizations International (FLO). It includes Max Havelaar/Fairtrade in Europe and Fair Trade USA. It excludes Utz and Rainforest Alliance certifications.

Food

All edible products we sell (excludes non edible grocery items).

GWP

The GHG Protocol defines a global warming potential (GWP) as “a factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given GHG relative to one unit of CO2.” By using GWPs, GHG emissions can be standardized to a carbon dioxide equivalent (CO2e), which allows expressing the emissions of different GHGs using carbon dioxide as a reference. For example, for a 100-year time horizon, the impact of one unit of methane is 25 times greater than one unit of CO2 (according to IPCC’s 4th assessment report). Hence, methane’s global warming potential (GWP) is 25.

Average GWP

The GWP of all refrigerants we use in our systems (including stores and distribution centers) weighted related to their total charge.

10

Manager

At store-level, managers include store managers and assistant store managers. It excludes Department Heads within a store and below. Outside the store, a manager is defined as an associate with discretionary decision-taking authority holding a supervisory position.

MSC / ASC certification

MSC (Marine Stewardship Council) and ASC (Aquaculture Stewardship Council) certificates are sustainable seafood schemes ensuring seafood sourcing practices that do not endanger the existence of fish species and reward responsible aquaculture.

Normalization per sales area

CO2 emissions, energy and water absolute data cover all our facilities– including the ones that opened or closed during the reporting year. To normalize those, we divide the absolute emissions or consumption by the sales area (square meters) of our stores in operation on December 31st of the reporting year.

Ozone-friendly refrigerant

An ozone-friendly refrigerant is a refrigerant that has no ozone depletion potential (ODP=0), meaning there is no degradation to the ozone layer. The data are based on the 2014 Report from United Nations Environment Programme (UNEP), TOC Refrigeration, A/C and Heat Pumps Assessment Report 2014.

Palm oil traceable to first importer

Delhaize Group defines palm oil traceability as knowing all of the sources within one’s supply chain up to plantation level. To comply with our traceability requirement, our suppliers must be able to provide us transparency up to the first importers, the ones importing palm oil within the European or American markets. First importers (e.g.: growers, traders, refiners, ingredient manufacturers) will then have to provide guarantees of compliance with Delhaize Group deforestation-free policy.

Palm oil RSPO-certified

The Roundtable for Sustainable Palm oil (RSPO) initiated 3 main certification schemes to promote the use of sustainable palm oil: RSPO Segregated, RSPO Mass Balance and RSPO Book & Claim (or GreenPalm certificates). RSPO Segregated certifies that palm oil only comes from RSPO certified palm plantations. RSPO Mass Balance certifies that palm oil comes from a mix of RSPO certified and not certified palm plantations. RSPO Book&Claim (or GreenPalm certificates) enables companies to buy certificates on the GreenPalm trading platform to offset an estimated tonnes of palm oil used. The GreenPalm option allows RSPO certified growers to convert their certified oil into certificates, one tonne of certified oil converts to one certificate.

11

Retention rate

It is the measure of our retention of associates during the reporting year, in percentage of our total number of associates. Associate departures are considered, including both voluntary and nonvoluntary departures.

Sales area / gross area

Sales area is the sum of the store areas where products are sold and services provided. The store gross area includes the sales area but also the storage, office, and preparation spaces.

Waste

“Total Waste Generated” includes all waste, regardless of the waste management (recycling, incineration or landfill). It is broken down by percentage sent to landfill, recycled, and sent to incinerators that produce energy. Waste data covers all types of facilities (company-operated stores, distribution centers, and offices). Delhaize Belgium’s data partially covers waste coming from affiliated stores.

12

DELHAIZE GROUP
SUSTAINABILITY PROGRESS REPORT 2014

GRI CROSS-REFERENCE TABLE

This index is based on the Global Reporting Initiative (GRI) Reporting Principles and Standard Disclosures, version 4. This report contains Standard Disclosures from the GRI Sustainability Reporting Guidelines. G4 guidelines can be found at www.globalreporting.org.

Key
Partial: Partially Reported
Full: Fully Reported
Bolded indicators: General Standard Disclosures required for "Core" accordance with G4.

GRI Reference		Disclosure	2014 Sustainability Report website links*
STRATEGY AND ANALYSIS			
G4-1	CEO interview	Full	Message from our Management
G4-2	Key impacts, risks, and opportunities	Full	Delhaize Group - Our Approach / The Big Picture Delhaize Group - Our Approach / Material Issues Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Delhaize Group - Our Approach / 2014 Highlights Group Performance / Sustainable Private Brands
ORGANIZATIONAL PROFILE			
G4-3	Name of the organization	Full	About our Report
G4-4	Primary Brands	Full	Annual Report / Segment Overview
G4-5	Location of headquarters	Full	Annual Report / Segment Overview
G4-6	Countries of operation	Full	Annual Report / Segment Overview
G4-7	Nature of ownership and legal form	Full	Annual Report
G4-8	Markets served	Full	Annual Report / Segment Overview
G4-9	Scale of the organization	Full	Annual Report / Segment Overview
G4-10	Employment data	Partial	Annual Report / Segment Overview Data Table and Methodology / Social
G4-11	Collective Bargining	None	-
G4-12	Organization's supply chain	Partial	Delhaize Group - Our Approach / Material Issues
G4-13	Significant changes in operation	Partial	Annual Report / Segment Overview
G4-14	Precautionary principles	Full	Annual Report / Strategy / Strategic Framework
G4-15	External charters of initiatives endorsed	Partial	Group Performance / Key Sustainability Partners
G4-16	Memberships in industry associations	Full	Group Performance / Key Sustainability Partners

*Note: These links might not work properly on all browsers.

1

GRI Reference		Disclosure	2014 Sustainability Report website links*
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES			
G4-17	Operational Structure	Partial	Annual Report / Segment Overview
G4-18	Defining content	Full	Delhaize Group - Our Approach / Material Issues Delhaize Group - Our Approach / Our 2020 Sustainability Strategy
G4-19	Defining material aspects	Full	Delhaize Group - Our Approach / Material Issues
G4-20	Aspect boundary within the organization	Full	Delhaize Group - Our Approach / Material Issues Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Annual Report / Segment Overview Data Table and Methodology
G4-21	Aspect boundary outside of the organization	Full	Delhaize Group - Our Approach / Material Issues Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Annual Report / Segment Overview Data Table and Methodology
G4-22	Re-statements	Partial	Data Table and Methodology
G4-23	Significant changes in scope and methods	Full	Data Table and Methodology
STAKEHOLDER ENGAGEMENT			
G4-24	List of stakeholders	Full	Delhaize Group - Our Approach / Our Stakeholders Group Performance / Key Sustainability Partners
G4-25	Identification and selection of stakeholders	Full	Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Delhaize Group - Our Approach / Our Stakeholders Delhaize Group - Our Approach / Material Issues Group Performance / Key Sustainability Partners
G4-26	Approaches to stakeholder engagement	Full	Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Group Performance / Key Sustainability Partners
G4-27	Key topics and concerns through engagement	Full	Delhaize Group - Our Approach / The Big Picture Delhaize Group - Our Approach / Our 2020 Sustainability Strategy Delhaize Group - Our Approach / 2014 Challenge Group Performance / Sustainable Private Brands Group Performance / Zero Waste Group Performance / Healthy Lifestyles Group Performance / Associate Diversity and Development
REPORT PROFILE			
G4-28	Reporting period	Full	About our Report
G4-29	Date of most recent previous report	Full	About our Report
G4-30	Reporting cycle	Full	About our Report
G4-31	Contact point	Full	About our Report
G4-32	GRI content index	Full	About our Report GRI Cross Reference Table
G4-33	Assurance statement	Full	About our Report Assurance Statement Data Table and Methodology

*Note: These links might not work properly on all browsers.

2

GRI Reference		Disclosure	2014 Sustainability Report website links*
GOVERNANCE			
G4-34	Governance Structure	Partial	Annual Report / Corporate Governance
G4-35	Delegating authority for economic, environmental, and social topics	Full	Delhaize Group - Our Approach / Sustainability Governance & Management
G4-36	Executive level positions with responsibility for economic, environmental and social topics	Full	Delhaize Group - Our Approach / Sustainability Governance & Management
G4-37	Board: mechanisms for feedback	Full	Annual Report / Corporate Governance
G4-38	Board structure	Partial	Annual Report / Corporate Governance
G4-39	Chair/Executive Officer Status	Full	Annual Report / Corporate Governance
G4-40	Board: qualifications and expertise	Partial	Annual Report / Corporate Governance
G4-41	Conflicts of interest	Partial	Annual Report / Corporate Governance
G4-42	Board: role in developing values and missions	Partial	Annual Report / Corporate Governance
G4-43	Board: developing knowledge of economic, environmental and social topics	Partial	Annual Report / Corporate Governance
G4-44	Board: evaluating own performance	Partial	Annual Report / Corporate Governance
G4-45	Board: oversight of performance	Partial	Annual Report / Corporate Governance
G4-46	Board: review of effectiveness	Partial	Annual Report / Corporate Governance
G4-47	Board: oversight of performance	Partial	Annual Report / Corporate Governance
G4-48	Board: approval of sustainability report	None	
G4-49	Board: mechanisms for feedback	Partial	Annual Report / Corporate Governance
G4-50	Critical concerns: number and nature	None	
G4-51	Remuneration linkage	Partial	Annual Report / Governance / Remuneration Report
G4-52	Determining Remuneration	Full	Annual Report / Governance / Remuneration Report
G4-53	Board: mechanisms for feedback	Partial	Annual Report / Corporate Governance
G4-54	Ratio of highest paid individual to median per country	None	
G4-55	Ratio of percentage increase in total compensation for highest paid to median pay for each country	None	
G4-56	Values, Principles, Standards, Norms	Full	Guide for Ethical Business Conduct
G4-57	Internal and external mechanisms for seeking advise on ethical and lawful behavior	Full	Guide for Ethical Business Conduct
G4-58	Internal and external mechanisms for reporting unethical or unlawful behaviour	Full	Guide for Ethical Business Conduct
SPECIFIC STANDARD DISCLOSURES: ECONOMIC PERFORMANCE			
G4-EC1	Direct economic value generated	Full	Annual Report / Segment Overview Data Table and Methodology / Social / Community Involvment
G4-EC2	Financial implications due to climate change	Partial	Group Performance / Zero Waste Carbon Disclosure Project Delhaize Group - Our Approach / Our 2020 Sustainability Strategy
SPECIFIC STANDARD DISCLOSURES: ENVIRONMENT			
G4-EN3	Energy consumption	Partial	Data Table and Methodology
G4-EN5	Energy intensity	Partial	Data Table and Methodology
G4-EN15	Direct greenhouse gas emissions	Partial	Data Table and Methodology
G4-EN16	Indirect greenhouse gas emissions	Partial	Data Table and Methodology
G4-EN17	Other greenhouse gas emissions	Partial	Data Table and Methodology
G4-EN18	Greenhouse gas emissions intensity	Partial	Data Table and Methodology

*Note: These links might not work properly on all browsers.

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ABOUT OUR REPORT

Why we report

Reporting has been a valuable internal tool for driving and managing the performance of our Group Sustainability Strategy since 2008. This most recent report, covering the results in 2014, is published online on the 28th of May, 2015.

Outside the business, the report has created a strong platform for engaging stakeholders, enabling them to hold us accountable for our targets and commitments. It’s also one of the ways we live up to our Group values—particularly integrity, determination and humility.

About the 2014 report

The 2014 report presents the progress Delhaize Group and its operating companies made on their journey to Supergood.

As was the case for 2013, the report features an overall Group summary report and individual reports for each of our 6 operating companies. This format makes it easier for readers to find the information that is of particular interest to them.

To achieve Supergood, we have prioritized 4 focus areas that reflect our company’s material issues: sustainable private brands, zero waste, healthy lifestyles and associate diversity and development.

We have 14 Group-wide goals for 2020, as well as individual goals for each operating company, within these 4 focus areas. We report on the progress against goals both at Group and individual operating company levels.

In the case studies section we highlight projects that demonstrate how our journey to Supergood happens on the ground in our operating companies.

We are interested to hear your thoughts on the report, so if you have any questions or comments, please get in touch by emailing sustainability@delhaizegroup.com.

Reporting year

Unless otherwise stated, all data and activities mentioned are for the year 2014. Our data table provides an overview of the last 3 years of performance against key performance indicators on our Group’s journey to sustainability.

Scope

This report covers Delhaize Group, including individual operating companies. The scope for our quantitative data can be found here.

Economic performance

This is covered in detail in our Annual Report.

Report structure and materiality

This report is structured around our 2020 Sustainability Strategy. It covers the most material challenges for our business, which are defined in our Materiality section.

Global Reporting Initiative (GRI)

We used, for the first year, the GRI G4 guidelines as a basis for determining relevant content and metrics. This report contains General Standard Disclosures and some Specific Disclosures from the GRI G4 Guidelines. A GRI Cross-Reference Table can be found here.

Information integrity

Our full 2014 data is available here.

Delhaize Group management is responsible for all aspects of this report. With the assurances detailed below, we believe it is a fair and accurate representation of our 2014 Sustainability performance.

EY provided limited assurance to a selection of key performance indicators. The EY assurance statement can be found here.

CDP reporting

Since 2010, we have reported our greenhouse gas emissions data to CDP. This data is independently assured (see paragraph above).

In 2013, we added reporting on forest risk commodities to CDP as well.

Caution concerning forward-looking statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding Delhaize Group’s 2020 and “Supergood” strategies and related aspirations and goals, as well as the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, risks and uncertainties described in the most recent Delhaize Group annual report as well as in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

Publisher

Megan Hellstedt

Vice President Sustainability—Delhaize Group

Charles Davis

Senior Vice President Corporate Communications—Delhaize Group

Square Marie Curie 40

1070 Brussels

Belgium

Contact

If you have any feedback or questions on this Sustainability Progress Report, please contact us at: sustainability@delhaizegroup.com

	Ernst & Young	Tel: +32 (0)9 242 51 11
	Specialist Advisory Services	Fax: +32 (0)9 242 51 51
Building a better working world	Moutstraat 54 B—9000 Gent	ey.com

Limited Assurance Audit Report on the 2014 Delhaize Group Sustainable Progress Report.

Upon your request and in our capacity as independent auditor, we conducted procedures in order to obtain limited assurance that:

•

The selection of sustainability indicators, for the year 2014, marked with the sign * in the “Our 2014 data” table posted on the Delhaize website and accessible by link to the 2014 Delhaize Group Sustainability Progress Report (hereafter “SP Report”) of Delhaize Group for the year ended 31 December 2014. In the annex to our audit report, is the exhaustive list of key performance indicators and their respective values for 2014 covered by our limited assurance report.

Scope of our review

Our engagement covers three operating companies (Delhaize Belgium, Alfa Beta in Greece and Delhaize America in the United States), adding Delhaize Serbia for the GHG related KPI’s.

Management’s Responsibility

The Delhaize Group’s management is responsible to prepare the Information, the Indicators and to ensure this information is available.

The Auditor’s Responsibility

It is our responsibility, based on our limited assurance procedures, to express a conclusion regarding the Information and the Indicators. We conducted our procedures in accordance with the international standard as defined in ISAE 3000 (International Standard for Assurance Engagements, December 2003). With respect to independence rules, these are defined by the respective legal and regulatory texts as well as by the professional Code of Ethics, issued by the International Federation of Accountants (“IFAC”).

Our review was designed to obtain a limited level of assurance. Procedures to obtain limited level of assurance are less extensive in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks, than those for a reasonable level of assurance and therefore less assurance is provided.

Nature and scope of the procedures

We performed the following procedures to support our conclusion:

For the Indicators:

•	Based on the review of the work performed by the Delhaize Group Internal Audit team:
•	Evaluating the procedures at Delhaize Group to obtain, process and report data and assess internal control measures;
•

Examining, on a limited test basis, evidence and supporting documentation of the selected sustainability indicators for the year 2014, notably those indicated with a tickmark (✓) in the annex to our report;

•	Assessing the adequacy of the documentation and “audit trail” from the selected sustainability indicators in the report to the basic data.

Partner Belgian Olympic Team	Coöperatieve vennootschap met beperkte aansprakelijkheid RPR Gent—BTW BE 0895 420 163 Bank BNP Paribas Fortis 001-6832210-91
A member firm of Ernst & Young Global Limited

•

Examining primary data input into Delhaize Group’s data collection system and assessing the related GHG emission calculations, notably those indicated with two tickmarks (✓✓) in the annex to our report. Our procedures consisted in:

•	Review the data collection methodology, aggregation, analysis and review of information used to determine the GHG related indicators;
•	Examining, on a limited test basis, the source data to check the accuracy of the GHG related indicators.
•

Conducting interviews with responsible company officers, the Delhaize Group Internal Audit Team and the Sustainability team, mainly for the purpose of assessing the consistency of the sustainability indicators in the SP Report.

Independency

EY has no commercial link to the company’s operations or business that could result in a conflict of interest.

Conclusion

Based on our procedures performed with respect to the financial year 2014:

•

nothing has come to our attention that causes us to believe that the reported performance in relation to the Indicators, marked with the sign * in the “Our 2014 data” table posted on the Delhaize Group website and accessible by link to the 2014 Sustainability Progress Report, is materially misstated;

Diegem, 19 May 2015

EY Specialist Advisory Services

Represented by

Christoph Vanderstricht

Partner

Annex: List of key performance indicators and their respective values for 2014 covered by our limited assurance report

EY

Building a better working world

List of key performance indicators and their respective values for 2014 covered by our limited assurance report

List of audited sustainability indicators		In 2014
Total carbon equivalent emissions, tonnes CO_2e	√√	2.466.154
Total carbon equivalent emissions per m² sales area, tonnes CO_2e/m^2	√√	0,60
% reduction in CO_2 equivalent emissions per m2 sales area	√√	8%
Facilities energy consumption equivalent emissions, tonnes CO_2e	√√	1.517.807
Facilities energy consumption equivalent emissions per m² sales area, tonnes CO_2e/m^2	√√	0,37
Facilities energy consumption, MWh	√√	3.296.808
Facilities energy consumption per m² sales area, kWh/m²	√√	801
Avoided grid electricity CO_2 emissions, tonnes CO_2e	√√	29.771
Transport equivalent emissions, tonnes CO_2e	√√	178.295
Transport equivalent emissions per m² sales area, tonnes CO_2e/m^2	√√	0,04
Refrigerants equivalent emissions, tonnes CO_2e	√√	770.051
Refrigerants equivalent emissions per m² sales area, kg CO_2e/m^2	√√	0,19
% ozone friendly refrigerants on total refrigerant used	√√	55%
Average GWP on refrigerants	√√	2.362
% of private brand products with at least 1 Star on sales of private brand food (excl.pet food) products	√	35
% of private brand products with GDAs on PL products eligible for GDAs	√	79%
% of private brand food productions sites audited for food safety by a third party auditor against GFSI approved standards on private brand food production sites active during the reporting period	√	84%
% of private brand food productions sites audited for food safety by a third party auditor against others food safety global standards (than GFSI standards) on private brand food production sites active during the reporting period	√	6%
% of sales from private brand seafood products certified by the MSC/ASC on sales of private brand seafood products	√	13%
Total number of instructor-led training hours provided to associates during the reporting period	√	3.194.061
Average number of hours of instructor-led training per trained associate	√	38,80
% instructor-led trained associates on total associates + departures	√	40%
Number of E-Learning hours provided to associates during the reporting period	√	378.949
Average number of E-Learning hours per trained associate	√	3
% of associates who received an E-learning training	√	60%
% of asssociates who received a performance dialogue on total associates end of the year	√	73,3%
% of associates above 50 years on total number of associates	√	19%
Absenteeism rate	√	0,04
Rate of lost days due to accidents	√	0,33
% of female associates on total associates	√	52%
% of female managers on total managers	√	31%
% Females on top management positions on total top management positions	√	24%
% of associates under 30 years on total number of associates	√	42%
% waste recycled	√	57,70
Amount of waste recycled	√	250.907
Total amount of waste generated, metric tonnes	√	434.873
% of waste sent to landfill, not transformed into energy on total amount of waste	√	36%
% of waste sent to incinerator transormed into energy on total amount of waste	√	6%

COMPANY INFORMATION

Registered Office:
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Group Support Office:
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com
Company number: 0402 206 045

Delhaize Brothers and Co. "The Lion" (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

CONTACT

If you have any feedback or questions on this Sustainability Progress Report, please contact us at: sustainability@delhaizegroup.com

PUBLISHER

Megan Hellstedt
Vice President Sustainability – Delhaize Group

Charles Davis
Senior Vice President Corporate Communications – Delhaize Group

Square Marie Curie 40
1070 Brussels
Belgium

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this Sustainability Progress Report are our associates or our associates' family members.

Credits
Concept, design and production
CHRIS - Communication Agency
www.chriscom.be and
Globule Bleu
www.globulebleu.com
Photos: Jean-Michel Byl
Copywriting: The Writing Company

Caution Concerning Forward-Looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding Delhaize Group's 2020 and "Supergood" strategies and related aspirations and goals, as well as the anticipated benefits of these strategies, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "believe," "project," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, risks and uncertainties described in the most recent Delhaize Group annual report as well as in Delhaize Group's most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.



DISCOVER OUR 2014 SUSTAINABILITY PROGRESS REPORT

http://sustainabilityreport.delhaizegroup.com

and find out more about Delhaize Group:
www.delhaizegroup.com

DELHAIZE GROUP